

05007623

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Zhejiang Expressway Co, Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34629 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 5/4/05



浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

82-34629

12-31-04
AR/S



Creating Value through

Service Excellence.

2004
Annual Report



Pursue Excellence, Create Value, Cultivate Harmony.

The corporate mission of Zhejiang Expressway is to pursue excellence as our premises and to create value as our goal. In pursuing excellence in many varied aspects, we also take creating optimal value for various stakeholders as a starting point as well as an objective. We believe that only through creating the best value for various stakeholders including shareholders, customers, employees, business partners and the community at large - and cultivating co-dependent, harmonious relationships with them - will the Company achieve sustainable, long-term success.



Contents

2 Definition of Terms

4 Company Profile

6 Major Corporate Events

7 Particulars of Major Road Projects

8 Financial and Operating Highlights

10 Chairman's Statement

14 Management Discussion and Analysis

24 Frequently Asked Questions

28 Corporate Governance

33 Directors, Supervisors and Senior Management Profiles

38 Report of the Directors

46 Report of the Supervisory Committee

47 Report of the International Auditors

90 Corporate Information

92 Location Map of Expressways Operated by the Group

Definition of Terms

ADR(s)	American Depositary Receipt(s)
ADS(s)	American Depositary Share(s)
Advertising Co	Zhejiang Expressway Advertising Co., Ltd., a 70% owned subsidiary of Development Co
Audit Committee	the audit committee of the Company
Board	the board of directors of the Company
Company	Zhejiang Expressway Co., Ltd., a joint stock limited company incorporated in the PRC with limited liability on March 1, 1997
Communications Investment Group	Zhejiang Communications Investment Group Co., Ltd. (浙江省交通投資集團有限公司), a wholly State-owned enterprise established on December 29, 2001
Development Co	Zhejiang Expressway Investment Development Co., Ltd., a 51% owned subsidiary of the Company
Directors	the directors of the Company
GDP	gross domestic product
Group	the Company and its subsidiaries
H Shares	the overseas listed foreign shares of Rmb1.00 each in the share capital of the Company which are primarily listed on The Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Huajian	Huajian Transportation Economic Development Center, a State-owned enterprise
Jiaxing Co	Zhejiang Jiaxing Expressway Co., Ltd., a 99.9995% owned subsidiary of the Company

JoinHands Technology	JoinHands Technology Co., Ltd., a 27.582% owned associate of the Company
Jiashao Co	Zhejiang Jiashao Expressway Co., Ltd., a 35% owned associate of the Company
Listing Rules	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Period	the period from January 1, 2004 to December 31, 2004
Petroleum Co	Zhejiang Expressway Petroleum Development Co., Ltd., a 50% owned associate of the Company
PRC	the People's Republic of China
Rmb	Renminbi, the lawful currency of the PRC
Services Co	Zhejiang Expressway Vehicle Towing and Rescue Services Co., Ltd., a 85% owned subsidiary of Development Co
Shangsan Co	Zhejiang Shangsan Expressway Co., Ltd., a 73.625% owned subsidiary of the Company
Shareholders	the shareholders of the Company
Shida Co	Hangzhou Shida Highway Co., Ltd., a 50% jointly-controlled entity of the Company
Supervisory Committee	the supervisory committee of the Company
Yuhang Co	Zhejiang Yuhang Expressway Co., Ltd., a 51% owned subsidiary of the Company

Company Profile

Zhejiang Expressway Co., Ltd. is an infrastructure company principally engaged in investing in, constructing and managing high grade roads. The Company and its subsidiaries also carry out certain ancillary businesses such as automobile servicing and operations of gas stations and billboard advertising along expressways.

The Company was incorporated on March 1, 1997 as the main vehicle of the Zhejiang Provincial Government for investing in, constructing and operating expressways and Class 1 roads in Zhejiang Province.

The H Shares of the Company, which represent approximately 33% of the issued share capital of the Company, were listed on the Hong Kong Stock Exchange in May 15, 1997, and subsequently obtained a secondary listing on the London Stock Exchange in May 5, 2000.

On February 14, 2002, a Level I American Depositary Receipt program sponsored by the Company in respect of its H Shares, with the Bank of New York as depositary, was established in the United States and became effective.

The Ministry of Communications of the PRC announced a long-term national expressway plan in 2004, calling for the construction of more than 50,000km expressways, in addition to the 34,000km expressways already in operation. The newly announced plan includes an addition of 3,500km expressways to be constructed in Zhejiang Province in the next 15 years.

The Company intends to grasp the opportunities in project investments and acquisitions presented by the newly announced expressway construction plan, with a view to achieving the Group's vision of becoming a leading company investing in and operating infrastructure businesses with an emphasis on expressways, in the PRC by 2010.

Set out below is the corporate and business structure of the Group:


Holders of H Shares
Communications Investment Group
Huajian
33%
56%
11%
73.625%
51%
99.9995%
51%
50%
50%
27.582%
35%
Shangsan Co
Development Co
Jiaxing Co
Yuhang Co
Petroleum Co
Shida Co
JoinHands Technology
Jiashao Co
100%
100%
Shangsan Expressway 142.0 km
Operation of service areas, roadside advertising and vehicle services businesses
Jiaxing Section 88.1 km
Yuhang Section 11.1 km
Hangzhou Section 3.4 km
Shanghai - Hangzhou Expressway 102.6 km
Hangzhou - Ningbo Expressway 145.0 km
Operation of gas station and sale of petroleum related products
Development, operation, and management of Shida Road
Development and application of computer technologies
Development and operation of Jiashao Expressway
subsidiary
associate
jointly-controlled entity

Major Corporate Events

MARCH 15, 2004

The Company announced its annual results for the year ended December 31, 2003 in Hong Kong.

MAY 21, 2004

The Company convened an annual general meeting at which, amongst others, the payment of final dividend for the year ended December 31, 2003 was approved.

JUNE 20, 2004

The Company made arrangements to join the nationwide campaign initiated by relevant PRC authorities in curbing the widespread practice of overloading trucks on the roads.

AUGUST 16, 2004

The Company announced its interim results for the six months ended June 30, 2004 in Hong Kong.

OCTOBER 8, 2004

The third and final phase of the project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes commenced construction along the Guzhu-Duantang section.

OCTOBER 12, 2004

The Company convened an extraordinary general meeting at which the proposal relating to the payment of interim dividend for 2004 was approved.

NOVEMBER 26, 2004

The Company entered into an agreement to invest a total of Rmb1,145,375,000 for a 35% shareholders' interest in Zhejiang Jiashao Expressway Co., Ltd. that was established for the development and operation of Jiashao Expressway, a proposed 69km expressway connecting the Shangsan Expressway with the Zajiasu Expressway across the Qiantang River.

Particulars of Major Road Projects

Expressways	Percentage of Ownership	Length in Kilometers	Number of Lanes	Number of Toll Stations	Number of Service Areas	Start of Operation	Remaining Years of Operation
Shanghai-Hangzhou Expressway							
– Jiaxing Section	99.9995%	88.1	4	6	1	1998	24
– Yuhang Section	51%	11.1	4	2	0	1995 – 1998	24
– Hangzhou Section	100%	3.4	4	0	0	1995	24
Hangzhou-Ningbo Expressway							
– Hongken to Guzhu section	100%	44.0	8	4	1	1995	23
– Other sections	100%	101.0	4	8	1	1992 – 1996	23
Shangsan Expressway	73.625%	142.0	4	11	3	2000	26

Financial and Operating Highlights

RESULTS

	Year ended December 31,				
	2000 Rmb'000	2001 Rmb'000	2002 Rmb'000	2003 Rmb'000	**2004 Rmb'000**
Turnover	1,188,604	1,722,517	2,168,078	2,471,805	**3,131,993**
Profit Before Tax	879,752	1,235,540	1,394,471	1,593,189	**1,910,981**
Tax	(186,391)	(363,970)	(400,952)	(497,166)	**(554,524)**
Minority Interests	(57,360)	(110,957)	(103,067)	(87,231)	**(130,758)**
Net Profit From Ordinary Activities Attributable To Shareholders	636,001	760,613	890,452	1,008,792	**1,225,699**
Earnings Per Share (EPS)	14.64 cents	17.51 cents	20.50 cents	23.23 cents	**28.22 cents**

RETURN ON EQUITY (ROE)

	2000	2001	2002	2003	**2004**
ROE	7.10%	8.19%	9.18%	9.94%	**11.43%**

MONTHLY AVERAGE DAILY FULL TRIP TRAFFIC VOLUME

	Shanghai-Hangzhou-Ningbo Expressway			Shangsan Expressway		
	2003	**2004**	2005	2003	**2004**	2005
January	26,036	**29,335**	33,955	14,448	**18,750**	20,441
February	23,240	**31,310**	31,171	13,613	**18,990**	21,465
March	27,286	**33,344**	36,342	14,039	**18,499**	20,864
April	27,003	**35,483**		13,963	**19,645**	
May	21,253	**33,936**		11,691	**19,207**	
June	26,471	**33,873**		13,944	**18,849**	
July	28,190	**33,365**		14,939	**19,874**	
August	29,405	**32,673**		15,815	**19,051**	
September	31,370	**35,356**		16,690	**20,659**	
October	32,198	**36,357**		17,120	**21,043**	
November	30,790	**34,432**		16,749	**19,656**	
December	31,735	**32,579**		17,020	**18,590**	
Average	27,938	**33,525**		15,011	**19,401**	


TURNOVER (RMB MILLION)
3500
3000
2500
2000
1500
1000
500
0
1,189
1,723
2,168
2,472
3,132
2000
2001
2002
2003
2004


NET PROFIT (RMB MILLION)
1400
1200
1000
800
600
400
200
0
636
761
890
1,009
1,226
2000
2001
2002
2003
2004


EPS (RMB CENTS)
30
25
20
15
10
50
0
14.64
17.51
20.50
23.23
28.22
2000
2001
2002
2003
2004


ROE (%)
12
10
8
6
4
2
0
7.10
8.19
9.18
9.94
11.43
2000
2001
2002
2003
2004


MONTHLY AVERAGE DAILY FULL TRIP TRAFFIC VOLUME OF SHANGHAI-HANGZHOU-NINGBO EXPRESSWAY
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Full Trips
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2003
2004
2005


MONTHLY AVERAGE DAILY FULL TRIP TRAFFIC VOLUME OF SHANGSAN EXPRESSWAY
25,000
20,000
15,000
10,000
5,000
0
Full Trips
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
2003
2004
2005

Chairman's Statement



Geng Xiaoping

In 2004, the Company benefited from a positive macro-economic environment: a recovery of the world economy, continued growth of China's economy and a strong performance of the regional economy. Given such advantages, and with the management and staff's hard work, the Company has achieved outstanding results, sustained growth and harmonious developments during 2004. Such results are by no means accidental. It is an outcome of the Company's persistence on the strategic goal of creating value and its cultivation of harmony as a cornerstone of the company culture ever since its establishment in 1997.

There are many elements that may contribute to a company's continued success. But I believe harmony is one of the most important elements. Harmony is a means to success, and is also a goal in itself. The guru of the game of Go, Mr. Wu Qingyuan, believes that the essence of the game for the last century was to win, but for the 21st century, the key is to create integration, balance and harmony. He said, "The ultimate objective of the Go game is not to win, but to create integration and balance." The world-renowned golf player Mr Tiger Wood was once asked to use a word to describe his most profound experience in playing golf, the word he chose was *harmony*. Harmony is indeed the key: whether it is for playing Go or golf, living our life or operating a business.

What does harmony mean to our company? The way I see it, it is that kind of pro-active, sustainable, balanced and amicable relationships between the Company and its various stakeholders including road users, shareholders, staff, business partners and the society. The basis of harmony is *value*. We emphasize creating value for our customers, returns for our shareholders, welfare for our staff, and well-being for the society.

Harmony for customers means being close to customer needs. It means providing customers good-value-for-money with our superior service. Superior service refers to smooth, safe and comfortable travel conditions; an efficient toll collection system; timely information and emergency services; well-equipped and customer-oriented service areas, and so forth. Superior service also means listening to our customers and knowing their needs, and applying up-to-date technological means to satisfy varied, increasingly demanding customer needs.

Harmony for shareholders means creating good and reliable financial returns for them as well as maintaining good investor relations. Shareholders are our focus, and naturally creating value for them is the Company's ultimate goal. The value for shareholders stems from a growth in traffic volume and cash flows, as well as low capital costs, and as such one of our most important tasks



is to ensure that such growth will sustain. Furthermore, we are also obliged to ensure that the Company's value will be fully reflected in the market share price through propagating the Company's corporate mission and values as well as building investor understanding and trust, which are in turn achieved through active communication with shareholders and investors.

Harmony for staff means good employer-employee relations, as well as providing a superb working environment, good career training and satisfactory remunerations and benefits. More importantly, the Company should become a "stage" for demonstrating staff's professional skills and astute abilities. It is important that as the Company is growing, our staff also grow with the Company.

Harmony also means win-win for all parties involved in competition or cooperation. This is especially true for the expressway industry in which there are no real competitors. Between industry peers and colleagues, there are always cooperative relationships to a certain extent. Similarly, with strategic partners, we stress the cultivation of long-term win-win cooperative relations.

Harmony also means responsibilities to the society. Indeed, our obligations extend beyond those of a taxpayer. While an expressway provides immeasurable social benefits in terms of promoting the economy in its vicinity, we also realize that the construction of an expressway, as well as the development of the associated automobile industry, will to a certain extent affect the natural environment. This is a price that social progress must pay. However, as an expressway operator, we strive to compensate this by accommodating more environmental considerations in our development work.

Going forward, we are very optimistic toward the future of the expressway industry. In January 2005, China's Ministry of Communications proclaimed the "National Expressway Network Plan", pursuant to which a national trunk network totaling 85,000 kilometers radiating from major cities to connect the east-west and the north-south sections of the country, namely the network of "7-9-18" (7 trunks radiating from Beijing, 9 north-south trunks and 18 east-west trunks), will be developed in the next 30 years. Concurrently, according to the long-term transport plan of Zhejiang Province, an expressway network of "2-longitudinal, 2-horizontal, 18-connecting, 3-circulating and 3-trunks" totaling 5,000 kilometers will be built by 2020. Indeed, the expressway industry is becoming a typical "emerging", high-growth industry. The industry's development trends toward network formation, computerization, market orientation and systematization present enduring growth opportunities to the Company, and at the same time place great demands on us for enhancing our core competencies and competitive advantages.

In this regard, we will need to be even more pro-active than before in embracing the promising future. Our future strategies will be "attaining effectiveness through quality, creating value through growth". While adhering to the expressway operations as our core business, we will cultivate our core competitiveness and enhance our service quality through a scientific management, with a view to further strengthening the brand name of Zhejiang Expressway. Meanwhile, we will endeavor to develop other businesses that are related to expressway operations and will create synergies with the operations, as well as to seek advances beyond geographical restrictions. In a nutshell, we aim to provide sustainable growth in returns for our shareholders through continued "internal" strengthening (on our expressway business) and "external" extrapolating for further opportunities. Such endeavors will call for all of our staff's continued commitment to our corporate values of "harmony, openness, integrity and pro-activeness".

Geng Xiaoping
Chairman

March 29, 2005

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.
二零零四年年度業績公布
2004 Annual Results Announcement



Shareholders

Shareholders are our focus, and naturally creating value for them is the Company's ultimate goal...we are also obliged to ensure that the Company's value will be fully reflected in the market share price through propagating the Company's corporate mission and values as well as building investor understanding and trust, which are in turn achieved through active communication with shareholders and investors.

Management Discussion and Analysis



Fang Yunti

BUSINESS REVIEW

Economic growth in the PRC was brought to a steadier pace in 2004 with the introduction of a series of macro economic control measures by the government at the start of the year. Amid a favorable economic environment in Zhejiang Province, the ongoing process of rapid industrialization and urbanization continued to generate a strong demand for road transport, which was met with a rapidly expanding expressway network and growing number of vehicle sales, both for passenger cars and trucks.

In contrast to an estimated 14.3% GDP growth rate in Zhejiang Province during the Period, traffic volumes on the two expressways operated by the Group grew more than 20% and 30%, respectively, while expressway-related business operations, such as the operation of service areas, advertising and vehicle servicing along the expressways, grew at an even higher rate of more than 50%.

Growth Rates in Traffic Volume vs GDP


(%)
30
25
20
15
10
5
0
22.1
28.8
19.7
15.9
21.6
11.5
19.9
10.1
10.0
11.0
10.5
12.4
14.0
14.3
1998
1999
2000
2001
2002
2003
2004
GDP growth rate in Zhejiang Province
Traffic volume growth rate at Shanghai-Hangzhou-Ningbo Expressway

A detailed breakdown in turnover for the Group during the Period is set out below:

	Year ended December 31,		
	2004 **Rmb'000**	2003 Rmb'000	% Change
Toll income	**3,066,954**	2,458,726	24.7%
Shanghai-Hangzhou-Ningbo Expressway	**2,327,733**	1,908,764	21.9%
Shangsan Expressway	**739,221**	549,962	34.4%
Other income			
Service areas	**183,637**	117,205	56.7%
Advertising	**41,159**	26,138	57.5%
Road maintenance	**7,244**	2,669	171.4%
	3,298,994	2,604,738	26.7%
Revenue taxes	**(167,001)**	(132,933)	25.6%
Turnover	**3,131,993**	2,471,805	26.7%

TOLL ROAD OPERATIONS

The operation of the two toll roads, namely the Shanghai-Hangzhou-Ningbo Expressway and the Shangsan Expressway, continued to be the mainstay of the Group, together contributing 92.8% of the Group's total turnover.



In its sixth year of operation since full completion and opening to traffic in late 1998, the 248km Shanghai-Hangzhou-Ningbo Expressway recorded an average daily traffic volume in full-trip equivalents of 33,525, generating a toll income of Rmb2,327.7 million during 2004, representing growth rates of approximately 20.3% and 21.9% over 2003, respectively.

The 142km Shangsan Expressway, on the other hand, was in its fourth year of operation since its full completion and opening to traffic in late 2000. Average daily traffic volume in full-trip equivalents during 2004 was 19,401 while toll income was Rmb739.2 million, representing growth rates of approximately 29.9% and 34.4% over 2003, respectively.

The growth rates in traffic volume in 2004 for the two expressways were amplified by a lower-than-usual comparison basis in 2003, especially for the Shanghai-Hangzhou-Ningbo Expressway where traffic diversions by a local city ring road as well as a short-term disruption brought about by the outbreak of SARS had dampened traffic volume growth in 2003.

Coordinated actions taken by the relevant PRC authorities starting from mid 2004 to curb the widespread practice of overloading trucks on the roads had effectively increased the proportion of heavy trucks amongst the traffic mix, aside from creating a safer traveling environment on the roads. As a result, the two expressways had higher growth rates in toll income than traffic volume growth rates during the second half of 2004.

Percentage of Class 4 & 5 Vehicles in Shanghai-Hangzhou-Ningbo Expressway in 2004


(%)
7
6
5
4
3
2
1
0
Class 4 Vehicles
Class 5 Vehicles
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

Traveling conditions on the Shanghai-Hangzhou-Ningbo Expressway also improved substantially following the conclusion of the major road surface-overlaying project in 2004. Initiated in 2002, the project incurred a total cost of approximately Rmb411.1 million during the three-year span, amongst which Rmb95.4 million was incurred in 2004.

Phase II of the ongoing project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes proceeded as scheduled in 2004 without causing any significant impact on the normal traffic flow along the Dajing-Fengjing section between Shanghai and Hangzhou. Phase III of the widening project, to be carried out along the Guzhou-Duantang section between Hangzhou and Ningbo, commenced construction in October 2004, and is targeted for completion by the end of 2007.

During the Period, the Company assessed the status of expressway assets along the section of Shanghai-Hangzhou-Ningbo Expressway under widening, and disposed of the remaining value of demolished expressway assets that amounted to Rmb202.4 million, thus reducing the net profit attributable to shareholders by Rmb139.1 million.

EXPRESSWAY-RELATED BUSINESS OPERATIONS

The Group's expressway-related business operations, such as the operation of service areas, advertising and vehicle servicing along the expressways, were carried out by Zhejiang Expressway Investment Development Co., Ltd. (the "Development Co"), a 51% owned subsidiary of the Company.

Benefiting from growing traffic volumes on the expressways, improved quality of service provided to passing travelers and expanded facilities at the service areas, the expressway-related business operations enjoyed a strong across-the-board growth in 2004. Turnover for Development Co grew 55.2% during the Period to reach Rmb218.5 million, while net profit realized was Rmb38.7 million, representing a growth of 58.9% over 2003 on a pro forma basis.

LONG-TERM INVESTMENTS

Networking effect had a greater impact on the 9.45km Shida Road due to its proximity to Hangzhou City Ring Road. Owned and operated by Hangzhou Shida Highway Co., Ltd. (a 50% owned jointly-controlled entity of the Company), Shida Road saw its traffic volume grow 64.9% whereas its toll income grow 67.4% over 2003. Net profit realized by the jointly-controlled entity during the Period was Rmb39.2 million, representing an increase of 120.5% over 2003.

The retail gas station business, operated by Zhejiang Expressway Petroleum Development Co., Ltd. (a 50% owned associate of the Company) within Zhejiang Province, encountered growing demand as well as increasing competition. While turnover for the associate company grew 27.5% in 2004, net profit realized during the Period was Rmb16.0 million, representing a decrease of 24.7% over 2003.

Digital printing business and network equipment business, both carried out by JoinHands Technology Co., Ltd. (a 27.58% owned associate of the Company), experienced both rising costs and increasing market competition in 2004. Net profit realized by the associate company was Rmb3.8 million, representing a decrease of 43.7% over 2003.

PROJECT INVESTMENT

On October 25, 2004, Development Co invested Rmb9 million to acquire a 45% equity interest in a newly established company, Zhejiang Concord Property Investment Company, with the remaining 55% being owned by World Trade Center Zhejiang Real Estate Development Co., Ltd. Zhejiang Concord Property Investment Company is principally involved in real estate development and management, as well as sales in related building materials.

On November 26, 2004, the Company entered into an agreement to invest a total of Rmb1,145,375,000 for a 35% shareholders' interest in Zhejiang Jiashao Expressway Co., Ltd. that was established for the development and operation of Jiashao Expressway, a proposed 69km expressway connecting the Shangsan Expressway with the Zajiasu Expressway across the Qiantang River. Details of the investment were set out in a circular of the Company dated December 20, 2004.



Customers

Providing customers good-value-for-money with our superior service. Superior service refers to smooth, safe and comfortable travel conditions; an efficient toll collection system...well-equipped and customer-oriented service areas, and so forth...to satisfy varied, increasingly demanding customer needs.

HUMAN RESOURCES

To better equip frontline staff of the Group to deal with heavy demand and workload as a result of the higher than anticipated traffic volume growth on the expressways operated by the Group, the Company placed greater emphasis on providing adequate training and improved remunerations for the staff working in the fields of toll collection, maintenance, as well as monitoring and controls during the Period.

As at December 31, 2004, there were a total of 2,744 employees under the Group, amongst whom 205 were administrative staff, 419 were engineering technicians, and 2,120 were staff working in the fields of toll collection, maintenance and service areas. Total remunerations for the Period amounted to Rmb118.0 million.

FINANCIAL ANALYSIS

The Group adopts a financial policy that is both prudent and active in realizing its long-term strategic goal of maximizing shareholders' wealth.

During the Period, turnover and net profit attributable to shareholders for the Group were approximately Rmb3,132.0 million and Rmb1,225.7 million, respectively, representing increases of 26.7% and 21.5% over 2003, respectively; earnings per share increased by 21.5% to Rmb28.22 cents, while return on equity for the Period increased from 9.9% to 11.4%.

PROFITABILITY

With compound annual growth rates of 17.8% and 12.6% in earnings per share and return on equity, respectively, the investor's share of profits generated by the Group represents a steady growth in the last five years. Details are as follows:

	Year ended December 31,				
	2000	2001	2002	2003	**2004**
EPS (Rmb cents)	14.64	17.51	20.50	23.23	**28.22**
Growth rate	16. 0%	19.6%	17.1%	13.3%	**21.5%**
ROE	7.1%	8.2%	9.2%	9.9%	**11.4%**
Growth rate	10.9%	15.5%	12.2%	7.6%	**15.2%**

The high rate of growth in earnings per share and ROE reflected both the profitability and growth potentials of the expressways operated by the Group.

To ensure our shareholders receive a substantial return from the Group's earnings, the management follows a steady dividend policy with a high payout ratio. During the period, the dividend payout ratio reached 67.3%. Details of dividends in the last five years are as follows:

	Year ended December 31,				
	2000	2001	2002	2003	**2004**
Dividends (Rmb'000)	390,880	434,311	564,604	651,467	**825,191**
Dividend payout ratio	61.5%	57.1%	63.4%	64.6%	**67.3%**

LIQUIDITY AND FINANCIAL RESOURCES

Liquidity

As at December 31, 2004, the total current assets held by the Group amounted to Rmb1,894.2 million, of which 21.9% were account receivables, other receivables and inventories.

Due to the nature of its core business operations, the Group had adequate net cash inflows from operating activities, which amounted to Rmb1,497.8 million as at the end of the Period.

As an indication of the Group's ability to meet short-term debt obligations, the current ratio was 1.2 as at December 31, 2004, representing a high level of financial liquidity for the Group.

Financial Resources

As at December 31, 2004, the Group held Rmb722.0 million in cash and cash equivalents, Rmb81.7 million in time deposits and Rmb676.4 million in short-term investments, totaling Rmb1,480.1 million. Details are as follows:

	As at December 31,	
	2004	2003
	Rmb'000	Rmb'000
Cash and cash equivalents	**721,999**	567,195
Rmb	**717,559**	565,251
US$ in Rmb equivalents	**4,434**	1,393
Euro in Rmb equivalents	**–**	59
HK$ in Rmb equivalents	**6**	492
Time deposits	**81,740**	251,600
Rmb	**81,740**	251,598
US$ in Rmb equivalents	**–**	–
Euro in Rmb equivalents	**–**	–
HK$ in Rmb equivalents	–	2
Short-term investments	**676,447**	1,104,266
Rmb	**676,447**	1,104,266
Total	**1,480,186**	1,923,061
Rmb	**1,475,746**	1,921,115
US$ in Rmb equivalents	**4,434**	1,393
Euro in Rmb equivalents	**–**	59
HK$ in Rmb equivalents	**6**	494

Amongst the total short-term investments of Rmb676.4 million held by the Group during the Period, approximately 91.3% were treasury bonds, with the remaining being close-ended security investment funds. The Company intends to further reduce the size of its short-term investments by the end of 2005 to meet its capital expenditure needs.

The Directors believe that the Group has sufficient financial resources to meet its operational as well as capital expenditure needs in the foreseeable future.

BORROWINGS AND SOLVENCY

As at December 31, 2004, the Group had total interest-bearing borrowings of Rmb2,443.5 million, representing a decrease of 10.2% since the beginning of the year. Of the Rmb2,443.5 million total interest-bearing borrowings, short-term interest-bearing borrowings decreased by 19.3% to Rmb787.9 million by the end of the year, while long-term interest-bearing borrowings decreased by 5.1% to Rmb1,655.6 million. Details are as follows:

Maturity Profiles

	Gross amount Rmb'000	**Within 1 year** Rmb'000	**2-5 years inclusive** Rmb'000	**Beyond 5 year** Rmb'000
Floating rates				
World Bank loan	800,862	157,892	365,826	277,144
Fixed rates				
Commercial bank loans	570,000	570,000	–	–
Corporate bonds	1,000,000	–	–	1,000,000
Government loans	72,600	60,000	12,020	580
Total as at December 31, 2004	2,443,462	787,892	377,846	1,277,724
Total as at December 31, 2003	2,720,126	975,950	365,211	1,378,965

During the Period, the interest rate of the Group's semi-annual borrowings was 4.536%, whereas the interest rates of the Group's annual borrowings were 4.779%, 5.045%, and 5.310%, corresponding to 50.0%, 37.5%, and 12.5% of the total annual borrowings, respectively. The floating rates of the Group's Rmb800.9 million World Bank loans, denominated in US dollars, varied from 4.850% to 3.800% during the Period, averaging at approximately 4.325%. The interest rate of government loans in Renminbi remained at 3.000%, the same as that applicable as at December 31, 2003. The annual coupon rate for the Rmb1 billion corporate bonds issued by the Company for a term of 10 years was fixed at 4.290%, with interests payable annually.

Due to further reduction in the borrowings from domestic commercial banks and reduction in interest rates on the World Bank loans, interest expenses of the Group for the Period decreased by 27.3% to Rmb103.5 million. With profit before interest and tax at approximately Rmb2,014.4 million, the Group's interest cover ratio (profit before interest and tax over interest expenses) for the Period was 19.5 (2003: 12.2), representing the Group's strong ability to meet its interest obligations.

	2004 Rmb'000	2003 Rmb'000
Profit before tax and interest	**2,014,438**	1,735,492
Interest expenses	**103,457**	142,303
Interest cover ratio	**19.5x**	12.2x

Furthermore, the asset-liability ratio, which is the proportion of the Group's assets that are financed through debt, was 23.6% during the Period, representing strong solvency of the Group.

CAPITAL STRUCTURE

As at December 31, 2004, the Group's capital structure comprised Rmb10,720.2 million in shareholders' equity, Rmb1,642.6 million in fixed rate liabilities, Rmb800.9 million in floating rate liabilities and Rmb2,297.8 million in interest-free liabilities and minority interests, representing approximately 69.3%, 10.6%, 5.2% and 14.9%, respectively, of the Group's total capital.

With long-term interest bearing liabilities at approximately Rmb1,655.6 million, the Group's gearing ratio (total amount of the long-term interest-bearing liabilities vs. the shareholders' equity) as at December 31, 2004 was 15.4% (2003: 17.2%).

	As at December 31, 2004		As at December 31, 2003	
	Rmb'000	**%**	Rmb'000	%
Shareholders' equity	**10,720,211**	**69.3%**	10,145,979	67.3%
Fixed rate liabilities	**1,642,600**	**10.6%**	1,872,600	12.4%
Floating rate liabilities	**800,862**	**5.2%**	847,526	5.6%
Interest-free liabilities	**2,297,766**	**14.9%**	2,202,582	14.6%
Total	**15,461,439**	**100.0%**	15,068,687	100.0%
Long-term interest-bearing liabilities	**1,655,570**	**10.7%**	1,744,176	11.6%
Gearing ratio 1		**44.2%**		48.5%
Gearing ratio 2		**15.4%**		17.2%
Asset-liability ratio		**23.6%**		26.0%

Notes: Gearing ratio 1 represents the sum of fixed rate liabilities, floating rate liabilities, interest-free liabilities and minority interest vs. the shareholders' equity; gearing ratio 2 represents the total amount of the long-term interest-bearing liabilities vs. the shareholders' equity.

CAPITAL EXPENDITURE COMMITMENTS AND UTILIZATION

During the Period, capital expenditure incurred by the Group amounted to approximately Rmb994.5 million, while capital expenditure incurred by the Company amounted to approximately Rmb322.6 million. Amongst the total amount of the Group's capital expenditure, Rmb890.0 million was used on the project to widen the Shanghai-Hangzhou-Ningbo Expressway.

Capital expenditure commitments for the Group and the Company as at December 31, 2004 amounted to Rmb5,377.1 million and Rmb3,786.3 million, respectively. Amongst the capital expenditure that will be spent by the Group for 2005 and beyond, 67.4% will be used on the expressway-widening project, while 21.3% will be used toward construction of the Jiaxing-Shaoxing Expressway.

	As at December 31, 2004					
	Group			Company		
	Commitments Rmb'000	Utilization Rmb'000	Balance Rmb'000	Commitments Rmb'000	Utilization Rmb'000	Balance Rmb'000
Expressway Widening Project						
From Dajing to Fengjing	2,508,190	991,626	1,516,564	–	–	–
From Guzhu to Duantang	2,300,000	194,034	2,105,966	2,300,000	194,034	2,105,966
Acquisition of additional 18.4% equity interest in Shangsan Co	485,000	–	485,000	485,000	–	485,000
Renovation of Service Area	1,371	–	1,371	–	–	–
Remaining construction works of the Shangsan Expressway	47,667	–	47,667	–	–	–
Purchase of machinery	72,459	–	72,459	47,224	–	47,224
Decoration of office	5,489	2,796	2,693	5,489	2,796	2,693
Jiashao Expressway Project	1,145,375	–	1,145,375	1,145,375	–	1,145,375
Total	6,565,551	1,188,456	5,377,095	3,983,088	196,830	3,786,258

The aforementioned capital expenditure of the Group will firstly be funded with its internal financial resources, with a preference for debt financing in meeting any shortfalls.

CONTINGENT LIABILITIES AND PLEDGE OF ASSETS

As at December 31, 2004, the Group did not have any contingent liabilities nor any pledge of assets.

FOREIGN EXCHANGE EXPOSURE

The Group has a World Bank loan of approximately Rmb800.9 million, denominated in US Dollars and borrowed for the construction of the Shanghai-Hangzhou-Ningbo Expressway. In addition, dividends for H shares payable by the Company are settled in HK dollars.

In view of the status of the exchange rate between Renminbi and US Dollars, the Directors do not foresee any material foreign exchange risk for the Group. However, there is no assurance that any foreign exchange exposure will not adversely affect the operating results of the Group in the future.

OUTLOOK FOR 2005

First introduced in 2004, the macro economic control measures will continue into 2005. With a series of structural adjustments that are expected to take place as well as a growing emphasis on sustainability and equitability in the process of economic development, the general consensus on the PRC economic prospects for 2005 points to continued strong growth, although the growth has slowed down.

Taking advantage of economic growth in the Yangtze River Delta Region, which is the most economically robust region in China and Zhejiang Province in particular, is expected to continue with its double-digit growth in 2005 amid an ongoing process of rapid industrialization and urbanization in the region.

As an integral part of the effort to reinforce the rules and regulations against the practice of overloading trucks and to ease the financial burden on truck operators for not overloading, toll rates for heavy trucks of above 10 tons were lowered by varying degrees across roadways in the PRC, including the two expressways operated by the Group, starting from January 1, 2005. The measure has proven to be both effective and positive for expressway operators, as the resulting higher truck traffic volume has led to a higher growth rate in toll income that has more than compensated the impact brought about by lowered toll rates. More importantly, it has provided a safer traveling environment and led to lower maintenance costs in the long run.

Following completion of Phase I of the ongoing project to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes by the end of 2003, Phase II of the project is expected to be fully completed by the end of 2005, thereby substantially increasing the carrying capacity while improving traveling conditions between Shanghai and Hangzhou.

To accommodate the growing economy and the demand generated on road transport, the Ministry of Communications of the PRC has recently announced a long-term national expressway plan, calling for the construction of more than 50,000km expressways, in addition to the 34,000km expressways already in operation.

The newly announced plan includes an addition of 3,500km expressways to be constructed in Zhejiang Province in the next 15 years. This should provide more investment and acquisition opportunities for the Company, in addition to the sustained impetus for continued traffic growth on the existing expressways through networking effect for many more years to come.



Staff

Providing a superb working environment, good career training and satisfactory remunerations and benefits...as the Company is growing, our staff also grow with the Company.

WHAT KIND OF IMPACT DID TOLL RATE REDUCTIONS FOR HEAVY TRUCKS HAVE UPON THE COMPANY SINCE JANUARY 1, 2005?

Assuming the percentages of five classes of vehicles remain the same as in 2004, toll rate reductions for trucks of above 10 tons would have resulted in a decrease in toll revenue by 2.5%~3% for the two expressways operated by the Group.

However, the percentages of the five classes of vehicles have been changing noticeably since June 2004, when the relevant authorities initiated coordinated efforts to crack down on truck overloading practices. As a result, more trucks would be needed to transport the same amount of cargo without overloading.

With the relative percentage of trucks above 10 tons nearly doubled in the first quarter of 2005 compared to the same period in 2004, toll revenues have been growing at a rate higher than the rate of traffic volume growth by approximately 3.8 percentage points.

More importantly, less overloading practices have created a safer traveling environment, as well as leading to reduced maintenance costs over the long run. This is exactly what the crackdown measure was intended for in the first place.

ARE THERE ANY PLANS TO CHANGE THE TOLL FEE CHARGING BASIS FOR EXPRESSWAYS OPERATED BY THE GROUP FROM CARRYING CAPACITIES TO ACTUAL WEIGHTS IN ZHEJIANG PROVINCE?

A number of provinces in the PRC have switched the basis for charging trucks from carrying capacities to actual weights over the past few years in an effort to tackle the problem of truck overloading practices. The relevant transport authorities in Zhejiang Province have been studying the issue very closely, but no decision has been made so far.

The question that has yet to be answered definitively is whether the shift from a system based on carrying capacity to a system based on actual weight has been effective in stopping the truck overloading practices. For toll road operators, a further question that needs to be answered is whether it is economically beneficial to charge extra fees for overloaded trucks when the damage these trucks do to the roads and bridges remain difficult to assess.

The above uncertainties and other issues, as well as the recent success of the government measures in cracking down on truck overloading practices, make it unlikely that Zhejiang Province would switch from a carrying capacity based system to an actual weight based system in the near future.

HOW HAS THE CONSTRUCTION WORKS TO WIDEN THE SHANGHAI-HANGZHOU-NINGBO EXPRESSWAY AFFECTED THE NORMAL TRAFFIC FLOW ON THE EXPRESSWAY?

Construction works to widen the Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes has been underway since October 2000, with final completion targeted by the end of 2007.

Extensive measures were taken to minimize the impact to the normal traffic flow on the expressway, including breaking down the works into smaller segments, limiting the works off the traveled lanes to the two sides, and when the job requires the closure of one side of the traveled lanes, works will be carried out overnight to minimize congestions.

At times, the travel speed along the affected sections had to be slowed down for safety concerns, but over the entire period of the past four and a half years, all four lanes of the Shanghai-Hangzhou-Ningbo Expressway were closed for once only, and only for 17 hours, due to the widening works.

Thanks to the extensive measures taken and the cooperation from expressway users, the Shanghai-Hangzhou-Ningbo Expressway was kept open for almost the entire construction period, with the impact upon normal traffic flow reduced to negligible.

Experience gained over the past four and a half years is expected to enable the management to carry out the remaining works on the Shanghai-Hangzhou-Ningbo Expressway with minimum impact upon normal traffic flow until full completion by the end of 2007.

WHAT CAN BE EXPECTED TO HAPPEN TO THE COMPANY's SHORT-TERM INVESTMENTS?

As part of its cash management measures, the Company has always set aside a substantial amount of funds in the form of short-term investments as a means to accommodate any unforeseen capital need on short notice.

However, faced with growing capital expenditure needs as well as poor forecasted returns for short-term investments in 2004, the Company reduced its holdings in short-term investments from Rmb1,104.3 million at the beginning of the year to Rmb676.4 million by the end of the year, amongst which 91.3% were treasury bonds, with the remaining balance being close-ended security investment funds.

Due to continued strong demand on capital expenditure needs in the next few years, the overall size of the Company's short-term investments can be expected to be further reduced, depending on the maturity profiles of the treasury bonds held and the prevailing market conditions.

WHAT WILL THE GROUP's CAPITAL EXPENDITURES BE LIKE IN THE NEXT FEW YEARS?

While the Group had capital commitments that amounted to Rmb5,377.1 million as at December 31, 2004, major capital expenditures for the next three years starting from 2005 are as follows:

	Capital expenditures in Rmb millions		
Projects	2005	2006	2007
Widening project	1,470	920	500
Jiaxing-Shaoxing Expressway*	330	330	330

* Due to uncertainties associated with the timetable on the construction of the project, the above figures given are estimates only.

HOW WILL THE COMPANY FUND ITS FUTURE ACQUISITIONS/INVESTMENTS?

Due to its relatively low gearing ratio, standing at 23.6% as at December 31, 2004 in terms of total liability over total assets, the Company intends to take every opportunity in future acquisitions and/or investments to increase its gearing ratio with a preference for debt financing over equity financing, including bank borrowings and/or bond issues, etc. when circumstances permit. A more desirable gearing ratio for the Company would be 50%~60%.

WHAT IS THE COMPANY's DIVIDEND POLICY?

Over the years, the Company has formulated a long-term dividend policy that amounts to annual dividend payout ratio of approximately 60%~70% of net profit attributable to shareholders, to be paid out in interim and final dividends, each and every year unless changes in circumstances demand otherwise.



Cooperating Partners

For the expressway industry...between industry peers and colleagues, there are always cooperative relationships to a certain extent. Similarly, with strategic partners, we stress the cultivation of long-term win-win cooperative relations.

Corporate Governance

During the 2004 fiscal year (the "Year"), the board of directors of the Company (the "Board of Directors") held a total of four meetings, two of which were regular meetings. Ten days prior to the convening of the regular meetings or seven days prior to the convening of the ad hoc meetings, the Company issued notices of the meetings to all directors, supervisors and other attendees, so that they could reasonably arrange their schedule to attend the meetings.

All directors might at any time and for any matter (including matters relating to the application and implementation of corporate governance principles) consult the Company Secretary for opinions and request for his services. The Company Secretary keeps for the inspection by any directors during office hours a full set of minutes of the meetings of the Board of Directors and its committees under the Board of Directors. The minutes of the Board of Directors and its committees contain sufficiently detailed records of the matters discussed by the directors present at the meetings and the decisions reached by them, including any misgivings or oppositions expressed by any directors. In the event that the interests of any substantial shareholders in any matter to be discussed are, in the opinion of the Board of Directors, in significant conflict with the Company's interests, the Board of Directors will refer the matter to a full physical meeting of the Board of Directors instead of resolving the matter by document or passing the matter down to its committees. The Company has undertaken appropriate insurance arrangements to protect its directors against any legal actions that they may face.

Within the Board of Directors, the chairman is an executive director and is responsible for leading the formulation of important guiding principles and policies of the Company. The general manager is another executive director and is responsible for implementing such guiding principles and policies. The division of duties and responsibilities between the chairman and the general manager is clearly defined and set out in writing.

The members of the Board of Directors are extensively knowledgeable about and experienced in developing strategies, financial affairs, and the legal aspects of the Company's business. The Board of Directors comprises nine members, including four executive directors and the remaining five non-executive directors, three of whom are independent non-executive directors, representing one-third of the membership of the Board of Directors. Non-executive directors comprise over half of the membership of the Board of Directors and they are extensively experienced in business, financial affairs and legal matters. Their opinions are significant in the decision-making process of the Board of Directors.

The non-executive directors of the Company regularly attended the meetings of the Board of Directors and the Audit Committee, and actively participated in the handling of their affairs, contributing positively to the Company with their independent, constructive and well-founded opinions.

During the Year, the Company Secretary submitted the meeting agenda and sufficient, appropriate relevant meeting documents to the directors two days prior to the convening of each meeting of the Board of Directors, so that the directors might make informed decisions and perform their duties and responsibilities.

A disclosure on the remunerations of the directors and supervisors was made by the Company in the 2003 Annual Report, which was published on April 29, 2004. The Company had a set of regular procedures in place to implement the policies on the remunerations of the executive directors and to determine the remuneration of each director.

At the meetings of the Board of Directors convened during the Year, the directors considered financial information on the Company's performance and prospects, including the financial statements, the plan for profit distribution and dividend distribution, the implementation report on the 2003 proposed budget, the proposed financial budget for 2004, results announcements, the annual report and the interim report.

The Board of Directors has put in place formal arrangements regarding how to apply the principles on financial reporting and internal monitoring principles and how to maintain a proper relationship with the Company's auditors. The terms of reference of the Company's Audit Committee have been well-defined.

The Company has put in place a formal forward plan which sets out the matters which require specific decisions by the Board of Directors. For the matters set out in the forward plan, the management shall, before making any decision or enter into any agreement on behalf of the Company, give an account to the Board of Directors for approval.

The committees under the Board of Directors of the Company have in place specific terms of reference in writing, which clearly set out their functions, powers, and responsibilities of the committees.

During the Year, the chairman attended the annual general meeting and extraordinary general meetings, and motioned individual resolutions on materially independent matters.

In the notice of general meeting issued by the Company to the shareholders, the proceedings on passing resolutions by way of a poll are set out, which is in conformity with the provisions of the Listing Rules and the Articles of Association of the Company.

In order to effect good corporate governance, the Company has formulated and implemented its "Guidelines on Corporate Governance", "Working Rules of the Audit Committee" and "Working Rules of the Nomination and Remuneration Committee" in accordance with the relevant laws and regulations.

DIRECTORS' SECURITIES TRANSACTIONS

Since the Company formulated its "Code on Securities Transactions" on March 13, 2002, each of the directors of the Company had been implementing it strictly. After amendments were made to the Listing Rules by the Hong Kong Stock Exchange on March 31, 2004, the Company made corresponding amendments to its "Code on Securities Transactions", which are then on terms no less exacting than those set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" (the "Model Code") set out in Appendix 10 of the Listing Rules.

During the Year, pursuant to specific enquiries made with all directors, all directors confirmed that they met the standards of the Model Code regarding the securities transactions by the directors and the "Code on Securities Transactions" of the Company.

THE BOARD OF DIRECTORS

During the Year, the third session of the Board of Directors of the Company comprised nine members, four of whom were executive directors, namely Mr. Geng Xiaoping (the

Chairman), Mr. Fang Yunti, Mr. Zhang Jingzhong and Mr. Xuan Daoguang; two were non-executive directors, namely Ms. Zhang Luyun and Ms. Zhang Yang; and three independent non-executive directors, namely Mr. Tung Chee Chen, Mr. Zhang Junsheng and Mr. Zhang Liping.

During the Year, the Board of Directors of the Company held four meetings.

Set out below are the attendance rates of the directors of the Company at meetings of the Board of Directors during the Year:

Members of the Board of Directors	Attendance Rate
Geng Xiaoping (chairman)	4/4
Fang Yunti	4/4
Zhang Jingzhong	4/4
Xuan Daoguang	4/4
Zhang Luyun	4/4
Zhang Yang	4/4
Tung Chee Chen	4/4
Zhang Junsheng	4/4
Zhang Liping	4/4

The Board of Directors holds meetings periodically. Regular meetings are normally held every six months, and, if necessary, ad hoc meetings of the Board of Directors will be arranged. The Company Secretary is responsible for giving notice of meeting 10 days prior to a regular meeting of the Board of Directors, and issuing detailed documents to the directors two days before convening the meeting, so as to ensure that the directors may make informed decision on the matters to be discussed. All directors have access to the Company Secretary. The Company Secretary is responsible for ensuring compliance of the rules of proceedings of the meetings of the Board of Directors. The Board of Directors and the management shall make decisions on the matters of the Company within their respective terms of reference (for details, please see article 92 and article 105 under the Articles Association of the Company).

The Board of Directors has appointed three independent non-executive directors, at least one of whom possesses appropriate professional qualifications or accounting or related financial management expertise, in compliance with the relevant stipulations of the Rules 3.10(1) and (2) of the Listing Rules.

Pursuant to specific enquiries made with all independent non-executive directors, all such directors confirmed that they met the criteria of Rule 3.13 of the Listing Rules regarding the guidelines for the assessment of independence.

The members of the Board of Directors of the Company (including the chairman and the general manager) are unrelated to the financial affairs, business affairs and matters of their family members.

CHAIRMAN AND THE GENERAL MANAGER

The roles of the chairman and the general manager of the Company have been separated and taken up by Mr. Geng Xiaoping and Mr. Fang Yunti respectively.

NON-EXECUTIVE DIRECTORS

The term of office of the non-executive directors of the third session of the Board of Directors is three years, commencing on March 1, 2003 and expiring on February 28, 2006.

NOMINATION AND REMUNERATION OF DIRECTORS

The Board of Directors of the Company has a nomination and remuneration committee (the "Nomination and Remuneration Committee"), which is principally responsible for making studies and proposals on the criteria and procedures for selecting directors, general manager and other senior management staff; identifying and assessing qualified candidates and making suggestions thereon; formulating, monitoring and auditing the remuneration policies for directors and senior management of the Company.

The Nomination and Remuneration Committee of the Company comprises three independent non-executive directors, namely Mr. Tung Chee Chen, the chairman, Mr. Zhang Junsheng and Mr. Zhang Liping.

REMUNERATION OF AUDITORS

During the Year, a remuneration of US$160,000, equivalent to approximately Rmb1,325,000, was paid to Ernst & Young (international auditors) for the audit services it provided to the Group in 2003; and a remuneration of Rmb800,000 was paid to Zhejiang Pan-China Certified Public Accountant (PRC auditors) for the audit services it provided to the Group in 2003. The two remuneration payments totaled Rmb2,125,000.

During the Year, a non-audit remuneration of Rmb80,000 was paid to Zhejiang Pan-China Certified Public Accountants for the special audit it conducted relating to the service areas business of the Group during the period from January to May 2003 (inclusive).

AUDIT COMMITTEE

The Board of Directors of the Company has an audit committee (the "Audit Committee"), which is responsible for reviewing and supervising the procedures of the Company for financial reporting and internal control. The Audit Committee comprises five non-executive directors of the Company, two of whom are non-executive directors, namely Ms. Zhang Luyun and Ms. Zhang Yang, and the remaining three are independent non-executive directors, namely Mr. Tung Chee Chen, Mr. Zhang Junsheng and Mr. Zhang Liping. The chairman of the Audit Committee is Mr. Tung Chee Chen.

During the Year, the Audit Committee of the Company held a total of two meetings. Following are the attendance rates of the members of the Company's Audit Committee at meetings during the Year:

Members of the Audit Committee	Attendance Rate
Tung Chee Chen (chairman)	2/2
Zhang Junsheng	2/2
Zhang Liping	2/2
Zhang Luyun	2/2
Zhang Yang	2/2

On March 15, 2004, the third meeting of the second session of the Audit Committee of the Company was held, at which the Company's audited financial statement for the year 2003, the re-appointment of the domestic and international auditors, the 2003 internal audit work report, the 2004 internal audit plan, the appointment of deputy director of the internal auditing department and other matters were considered. On August 16, 2004, the fourth meeting of the second session of the Audit Committee of the Company was convened, at which the 2004 interim financial statement, the 2004 interim internal audit work report and other matters were considered.

During the Year, the Company was in compliance with the provisions of Rule 3.21 of the Listing Rules regarding the Audit Committee.

SHAREHOLDING INTERESTS OF SENIOR MANAGEMENT STAFF

Owing to the restrictions of the laws and regulations of China and the relevant policies, senior management staff of the Company do not hold any equity interests in the Company. For Development Co, a 51% owned subsidiary of the Company, the senior management staff of the Company holds part of the equity interests. For details, please refer to the section headed "Report of Directors – Directors', Supervisors' and chief executive's interests in shares and underlying shares" below.

SHAREHOLDERS' RIGHTS

Pursuant to the Articles of Association of the Company, the procedures for shareholders to convene an extraordinary general meeting are: two or more shareholders who hold an aggregate of shares in the Company representing 10% or more (with 10%) of the voting rights which can be exercised at the intended meeting may sign and submit to the Board of Directors one or several written requests (in the same format and content) to request the Board of Directors to convene an extraordinary general meeting and to lay down the agenda items for consideration at the meeting. Upon receipt of the abovementioned written request, the Board of Directors shall promptly convene an extraordinary general meeting.

INVESTOR RELATIONS

The principal mission of our investor relations program is no different from that of other activities carried out by the Company, which is striving to serve the interests of our investors, large or small, with excellence. In this regard, we spare no effort to stress the importance of communication between the investment community and the management of the Company, with the belief that transparency serves the best interests of our investors and ourselves.

In addition to making regular disclosures of corporate information through press releases, announcements, and issue of corporate documents to keep the investment community informed, the Company also actively participated in investor conferences during the Year, and routinely organized roadshows to make itself more accessible to investors, with direct participation by senior members of the management of the Company. In doing so, we hope to have presented to the investment community a clear picture on the operational status as well as the future prospects of the Company, and to have made the management more responsive to the needs and concerns of its investors at the same time, allowing for a constructive two-way interaction to take place that is beneficial to all parties concerned.

On May 21, 2004 upon approval at the annual general meeting of the Company, amendments were made to parts of the Articles of Association. For details, please see the part of 2003 Annual Report on Corporate Governance.

The shares of the Company comprise domestic shares and H Shares. Of the domestic shares, Communications Investment Group and Huajian own 2,432,500,000 shares and 476,760,000 shares respectively, representing 56% and 11% of the entire equity interests respectively. The H Shares are owned respectively by Hong Kong and overseas investors in a total shareholding of 1,433,854,500 shares, representing 33% of the entire equity interests.

During the year, the latest general meeting was held on October 12, 2004 at the conference room on the 18th Floor, Zhejiang World Trade Centre, 122 Shuguang Road, Hangzhou, Zhejiang Province. At the meeting, the shareholders' proxies considered the matter of the distribution to shareholders by the Company of an interim dividend of Rmb0.04 for the year 2004, and adopted the resolution with 3,427,287,419 affirmative votes (representing 100% of the voting right held by shareholders present at the meeting).

On May 23, 2005, the Company will convene an annual general meeting at which the financial statement for the year 2004, profit distribution and dividend distribution plan for the year 2004, the financial budget for the year 2005 and other matters will be considered.

As at December 31, 2004, the market capitalization of the shares of the Company in public hands was valued at HK$7,671,121,575.

MANAGEMENT FUNCTIONS

Article 92 and article 105 of the Articles of Association of the Company set out the management functions of the Board of Directors and the management separately. Details of the Company's Articles of Association may be obtained under "Corporate Governance" in the Company's website zjec.com.cn.

Directors, Supervisors and Senior Management Profiles

DIRECTORS

Executive Directors

Mr. GENG Xiaoping, born in 1948, is the Chairman of the Company. Mr. Geng graduated from the East China College of Political Science and Law in 1984. From 1979 to 1991, he held various positions at the People's Procuratorate of Zhejiang Province including Secretary, Division Chief and Deputy Procurator. In 1991, he was appointed as Deputy Director of the Zhejiang Provincial Expressway Executive Commission where he was responsible for the business operation and administration of the expressway system in Zhejiang Province. Mr. Geng was the General Manager and Chairman of the Company from March 1997 to March 2002. Since December 2001, he has been appointed as a director and General Manager of the Communications Investment Group. He resigned from the office of the General Manager of the Company in March 2002.

Mr. FANG Yunti, born in 1950, is a senior engineer, an Executive Director and the General Manager of the Company responsible for the overall management of the Company. Mr. Fang graduated from Qing Hua University in 1976 with a major in automotive engineering. From 1983 to 1988, he was the Deputy General Manager of Zhejiang Province Automobile Transport Company. From 1988 to 1990, he was the Chief Engineer at the Provincial Road Transport Company. During the period from 1991 to 1996, he was the Deputy Chief and Chief of the Operating Administrative and Technical Equipment Divisions of the Zhejiang Provincial Expressway Executive Commission, where his responsibilities included operation management and equipment management in relation to the Shanghai-Hangzhou-Ningbo Expressway. Mr. Fang was an Executive Director and the Deputy General Manager of the Company from March 1997 to March 2002. Since March 2002, he has been an Executive Director and the General Manager of the Company.

Mr. ZHANG Jingzhong, born in 1963, is a senior lawyer, an Executive Director and Company Secretary of the Company. Mr. Zhang graduated from Zhejiang University (previously known as Hangzhou University) in July 1984 with a bachelor's degree in law. In 1984, he joined the Zhejiang Provincial Political Science and Law Policy Research Unit. From 1988 to 1994, he was the Associate Director of Hangzhou Municipal Foreign Economic Law Firm. In 1992, he obtained the qualifications required by the regulatory authorities in China to practise securities law. In January 1994, Mr. Zhang became a Senior Partner at T&C Law Firm in Hangzhou. Mr. Zhang has been an Executive Director of the Company since April 1997, and was the Deputy General Manager until February 2003. Since March 2003, he has been the Secretary of the Board.

Mr. XUAN Daoguang, born in 1944, is a senior engineer, an Executive Director and Deputy General Manager of the Company. Mr. Xuan graduated from Tong Ji University in 1960 with a degree in engineering, specialising in the construction and design of bridges and tunnels. Mr. Xuan has 44 years of experience in engineering maintenance and has held positions such as Section Head and Head of the Road Administrative Division of Jinhua City and Head of the Engineering Maintenance Department of the Zhejiang Provincial Expressway Executive Commission. Mr. Xuan has been an Executive Director of the Company since March 1997. He has been the Deputy General Manager of the Company since March 2000.

Non-executive Directors

Ms. ZHANG Luyun, born in 1961, is a director and Deputy General Manager of the Communications Investment Group. Ms. Zhang graduated from Zhejiang University, majoring in administration and management. From 1985 to 1997, she served as the Secretary, Deputy Chief and Chief in the Office of Hangzhou City Government. In 1997, she was the Deputy President of Hangzhou Broadcasting and TV College and received the title of the Assistant Researcher in college-teaching. She joined the Communications Investment Group in December 2001 and has been a director and Deputy General Manager of the Communications Investment Group since then.

Ms. ZHANG Yang, born in 1964, is the general assistant manager and the manager of the Securities Department of Huajian Transportation Economic Development Center. In 1987, she graduated from Lanzhou University with a bachelor's degree in economics. In 2001, she completed the postgraduate studies in economics management in the Central Party School. From 1987 to 1994, she worked for the Ministry of Aviation. Ms. Zhang is currently a non-executive director of Shenzhen Expressway Company Limited and Sichuan Expressway Company Limited.

Independent non-executive Directors

Mr. TUNG Chee Chen, born in 1942, is the Chairman of Orient Overseas (International) Limited, an independent non-executive Director and the Chairman of the Audit Committee of the Company. Mr. Tung was educated at the University of Liverpool, England, where he received his bachelor's degree in science. He later obtained a master's degree in mechanical engineering at the Massachusetts Institute of Technology in the United States. He is currently a registered Professional Engineer in the State of California. Mr. Tung has been an independent non-executive Director of the Company since March 1997.

Mr. ZHANG Junsheng, born in 1936, is a professor, an independent non-executive Director and a member of the Audit Committee and the Nomination and Remuneration Committee of the Company. Mr. Zhang graduated from Zhejiang University in 1958, and was a lecturer, an associate professor, and an advising professor at Zhejiang University. He was also a professor concurrently at, amongst other universities, Zhongshan University. In 1980, he became the Deputy General Secretary of Zhejiang University. In 1983, Mr. Zhang served as the Deputy General Secretary in the Hangzhou City Government. In 1985, he began to work for the Xinhua News Agency, Hong Kong Branch, and became its Deputy Director in 1987. Since September 1998, Mr. Zhang has taken up the position of General Secretary of Zhejiang University. In addition, Mr. Zhang is currently a Special Advisor to the Zhejiang Provincial Government, a Director to the

Zhejiang Province Economic Development Consultation Committee, a Chairman of Zhejiang University Development Committee and an Honorary Doctor of Science of the City University of Hong Kong. Mr. Zhang has been an independent non-executive Director of the Company since March 2000.

Mr. ZHANG Liping, born in 1958, is a head of China region and a managing director of Investment Banking Division of Credit Suisse First Boston (Hong Kong) Limited. He is an independent non-executive Director, a member of the Audit Committee and the Chairman of the Nomination and Remuneration Committee of the Company. He obtained a master's degree in international affairs and international laws from St. John's University. After joining Merrill Lynch & Co., Inc. in 1989, he engaged in the business of investment banking and was a director of the investment banking division of Merrill Lynch Co. & Inc. From 1996 he took up the post of Chairman, director and General Manager of Seapower Corporate Finance Limited and was an executive director in Seapower Holdings Ltd. In 1998, he moved to Dresdner Kleinwort Benson and assumed the post of Chairman, director, and General Manager of the Greater China region. Mr. Zhang has been an independent non-executive Director of the Company since March 2003.

SUPERVISORS

Supervisor representing shareholders

Mr. MA Kehua, born in 1952, is a senior economist, the Chairman and non-executive member of the Supervisory Committee. Mr. Ma graduated from Shanghai Railway Institute in 1977, after which he worked as an engineer at Shanghai Railway Bureau No. 1 Construction Company and the Plumbing and Electricity Section of Shanghai Railway Bureau, Hangzhou Branch. Mr. Ma was in charge of the Planning and Finance Division at the Zhejiang Local Railway Company, and in 1993 became the Deputy Division Chief and Division Chief of Zhejiang Jinwen Railway Executive Commission responsible for materials supply. Mr. Ma took up the post of Deputy General Secretary of Zhejiang Construction and Investment Company in March 1999, and is currently the Assistant General Manager of the Communications Investment Group.

Supervisor representing employees

Mr. FANG Zhexing, born in 1965, is a senior engineer, the manager of the human resources department of the Company. He is also the chairman of Hangzhou Shida Expressway Co., Ltd. Mr. Fang graduated from Zhejiang University in engineering where he received a master's degree. From 1986 to 1988 he was the assistant engineer in the project management office of the Electric Power and Water Conservancy Bureau in Taizhou. From 1991 until 1997, he was the engineer in the project management office of Zhejiang Provincial Expressway Executive Commission, where he participated in the project management of Shanghai-Hangzhou-Ningbo Expressway. Since March 1997, he has served as the deputy manager, the manager of the planning and development department and the manager of the project-development department of the Company.

Independent supervisors

Mr. ZHENG Qihua, born in 1963, is a senior accountant and an independent non-executive member of the Supervisory Committee. He is a guest professor at the

Zhejiang Finance and Economics Institute. Mr. Zheng was among the first batch of Chinese registered accountants who obtained qualifications required for practising accountancy involving securities in 1992. He has working and training experience in Hong Kong and Singapore, and he worked with the Listing Division of the China Securities Regulatory Commission during 1997 and 1998. He is currently the Deputy General Manager of Zhejiang Pan-China Certified Public Accountants.

Mr. SUN Xiaoxia, born in 1963, is a professor and an independent non-executive member of the Supervisory Committee. Mr. Sun graduated from China Academy of Social Sciences with a doctor's degree in law. He worked as Assistant Lecturer, Lecturer, Assistant Professor, Professor and Tutor for graduate students at School of Law, Hangzhou University. Mr. Sun is currently the Deputy Dean of the School of Law and the Dean of the Department of Law, Zhejiang University. In addition, Mr. Sun is a lawyer with Zhejiang Zheda Law Firm, a standing member of China Jurisprudence Research Society, a standing member of China WTO Legal Research Society, a member of the International Society for Philosophy of Law and Social Philosophy ("IVR"), and a member of the IVR's China Branch.

Mr. JIANG Shaozhong, born in 1946, is a professor. Mr. Jiang graduated from the Management Department of Zhejiang University with a master's degree. From 1982 he worked in the Management Department of Zhejiang University as Lecturer, Assistant Professor, Professor, Dean of research office and Deputy Dean of the Department. From 1984 to 1985 he was a visiting scholar in Stanford University. From 1991 to 1998 he was the Deputy General Economist, the Chief of the Financial Division, the Chief of the Teaching Division and the Deputy Manager of the Management Department of Zhejiang University. He is currently the Deputy General Accountant of Zhejiang University.

OTHER SENIOR MANAGEMENT MEMBERS

Mr. JIANG Wenyao, born in 1966, an engineer, and is the Deputy General Manager of the Company. Mr. Jiang graduated from Zhejiang University, majoring in industrial automation and manufacturing mechanics, and obtained a Master degree in engineering. From March, 1991 to February, 1997, he worked in the Engineering Division, and Planning and Finance Division of the Zhejiang Provincial Expressway Executive Commission. He joined the Company since March, 1997, and has served as Deputy Manager of the General Department, Manager of the Equipment Department, Manager of the Operation Department, Assistant of the General Manager and Secretary of the Board.

Ms. HUANG Qiuxia, born in 1956, an economist, and is the Deputy General Manager of the Company. Ms. Huang graduated from Hangzhou Technology University in 1988. From 1976 to 1991, she was the Deputy Chief of Labor Division of Hangzhou Clock and Watch Factory. She joined the Zhejiang Provincial Expressway Executive Commission in August, 1991, and was involved in matters related to labor wages, personnel, external affairs etc. During the period from March, 1997 to February, 2003, she has been the Deputy Manager and Manager of General Department of the Company.

Mr. PAN Jiaxiang, born in 1951, an engineer, and is the Deputy General Manager of the Company. Mr. Pan graduated from Hangzhou University, majoring in economic management. From 1987 to 1992, he was the

Deputy Director of the Office of Shangyu City People's Government, and at the same time served as the Director of the Executive Commission of the Shanghai-Hangzhou-Ningbo Expressway (Shangyu Section). From January, 1993 to April, 1996, he was the Director and the Secretary of Party Committee of Shangyu City Communications Bureau. He has worked in the Company since April, 1997, and served as Deputy Manager of Maintenance Department, Assistant of the General Manager and Director and Chief Supervisory Engineer of Widening Project Office, and General Manager of Shangsan Co.

Mr. WU Junyi, born in 1969, a holder of master degree in accounting, and is the Chief Financial Officer of the Company. Mr. Wu graduated from Xi'an Communications University in 1996. From 1996 to 1997, he was with the China Investment Bank, Hangzhou Branch. He joined the Company in May, 1997, and has served as Manager of Securities Investment Department and Manager of Planning and Finance Department.

Report of the Directors

The Directors of the Company present their report and the audited financial statements of the Company and the Group for the year ended December 31, 2004.

PRINCIPAL ACTIVITIES

The principal activities of the Group comprise the design, construction, operation, maintenance and management of high grade roads, as well as the development and provision of certain ancillary services, such as technical consultation, advertising, automobile servicing and fuel facilities. There were no changes in the nature of the Group's principal activities during the year.

SEGMENT INFORMATION

During the year, the entire turnover and contribution to profit from operating activities of the Group were derived from the Zhejiang Province in the People's Republic of China (the "PRC"). Accordingly, a further analysis of the turnover and contribution to profit from operating activities by geographical area is not presented. However, an analysis of the Group's turnover and contribution to profit from operating activities by principal activity for the year ended December 31, 2004 is set out in note 4 to the financial statements.

RESULTS AND DIVIDENDS

The Group's profit for the year ended December 31, 2004 and the state of affairs of the Group and the Company at that date are set out in the financial statements on pages 48 to 89.

An interim dividend of Rmb0.04 per share (approximately HK$0.038) was paid on November 9, 2004. The Directors recommend the payment of a final dividend of Rmb0.15 per share (approximately HK$0.141) in respect of the year, to shareholders on the register of members on April 28, 2005. This recommendation has been incorporated in the financial statements as an allocation of retained earnings within the capital and reserves section in the balance sheet. Further details of the dividends are set out in note 12 to the financial statements.



FIVE YEAR SUMMARY FINANCIAL INFORMATION

The following is a summary of the published consolidated results, and of the assets, liabilities and minority interests of the Group prepared on the basis set out in the notes below.

	Year ended December 31,				
Results	**2004 Rmb'000**	2003 Rmb'000	2002 Rmb'000	2001 Rmb'000	2000 Rmb'000
Turnover	**3,131,993**	2,471,805	2,168,078	1,722,517	1,188,604
Operating costs	**(845,875)**	(731,451)	(561,918)	(392,535)	(248,429)
Gross profit	**2,286,118**	1,740,354	1,606,160	1,329,982	940,175
Other revenue	**41,646**	127,285	66,457	216,690	242,888
Administrative expenses	**(109,986)**	(114,629)	(95,209)	(88,487)	(64,978)
Other operating expenses	**(243,823)**	(54,243)	(33,109)	(18,236)	(75,317)
Profit from operating activities	**1,973,955**	1,698,767	1,544,299	1,439,949	1,042,768
Finance costs	**(103,457)**	(132,801)	(163,224)	(215,346)	(197,083)
Share of profits of associates	**15,016**	17,394	11,719	12,396	40,584
Share of profit/(loss) of a jointly-controlled entity	**25,467**	9,829	1,677	(1,459)	(6,517)
Profit before tax	**1,910,981**	1,593,189	1,394,471	1,235,540	879,752
Tax	**(554,524)**	(497,166)	(400,952)	(363,970)	(186,391)
Profit before minority interests	**1,356,457**	1,096,023	993,519	871,570	693,361
Minority interests	**(130,758)**	(87,231)	(103,067)	(110,957)	(57,360)
Net profit from ordinary activities attributable to shareholders	**1,225,699**	1,008,792	890,452	760,613	636,001
Earnings per share - basic	**28.22 cents**	23.23 cent	20.50 cent	17.51 cents	14.64 cents

	As at December 31,				
Assets, liabilities and minority interests	**2004 Rmb'000**	2003 Rmb'000	2002 Rmb'000	2001 Rmb'000	2000 Rmb'000
Total assets	**15,461,439**	15,068,687	14,505,834	14,477,538	14,586,420
Total liabilities	**(3,648,933)**	(3,910,291)	(3,826,254)	(3,685,828)	(4,128,921)
Minority interests	**(1,092,295)**	(1,012,417)	(977,789)	(1,502,629)	(1,495,364)
Net assets	**10,720,211**	10,145,979	9,701,791	9,289,081	8,962,135

Notes:

1. The consolidated results of the Group for the four years ended December 31, 2003 have been extracted from the Company's 2003 annual report dated March 15, 2004, while those of the year ended December 31, 2004 were prepared based on the consolidated income statement as set out on page 48 of the financial statements.

2. The 2004 earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended December 31, 2004 of Rmb1,225,699,000 (2003: Rmb1,008,792,000) and the 4,343,114,500 ordinary shares (2003: 4,343,114,500 ordinary shares) in issue during the year.

MAJOR CUSTOMERS AND SUPPLIERS

In the year under review, the five largest customers and suppliers of the Group accounted for less than 30% of the total turnover and purchases, respectively.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers.

CONNECTED TRANSACTIONS

The Company carried out connected transactions during the year with its one of its subsidiaries and one of its fellow subsidiaries, further details of which are set out in note 38 to the financial statements.

FIXED ASSETS

Details of movements in the fixed assets of the Company and the Group during the year are set out in note 14 to the financial statements.

CAPITAL COMMITMENTS

Details of the capital commitments of the Company and the Group as at December 31, 2004 are set out in note 34 to the financial statements.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 32 to the financial statements.

DISTRIBUTABLE RESERVES

As at December 31, 2004, before the proposed final dividend, the Company's reserves available for distribution by way of cash or in kind, as determined based on the lower of the amount determined under PRC accounting standards and the amount determined under generally accepted accounting principles in Hong Kong, amounted to Rmb745,953,000. In addition, in accordance with the Company Law of the PRC, the amount of approximately Rmb3,638,000,000 standing to the credit of the Company's share premium account as prepared in accordance with the PRC accounting standards was available for distribution by way of capitalisation issues.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES AND UNDERLYING SHARES

As at December 31, 2004, the following shareholders held 5% or more of the issued share capital of the Company according to the register of interests in shares required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance (the "SFO"):

Name	Number of shares	Percentage of share capital (domestic shares)
Zhejiang Communications Investment Group Co., Ltd.	2,432,500,000	83.61%
Huajian Transportation Economic Development Center	476,760,000	16.39%

Name	Number of shares	Percentage of share capital (H shares)
Aberdeen Asset Management Asia	176,523,000	12.31%
Sumitomo Life Insurance Company	100,482,000	7.01%
Capital Group	88,432,000	6.17%
UBS AG	84,631,240	5.90%

Save as disclosed above, as at December 31, 2004, no person had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

PURCHASE, REDEMPTION OR SALE OF THE LISTED SECURITIES OF THE COMPANY

Neither the Company nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

TRUST DEPOSITS

As at December 31, 2004, other than the deposits of Rmb90,565,000 placed in non-bank financial institutions in the PRC, of which Rmb65,166,000 was subsequently withdrawn in January 2005, the Group did not have any trust deposits, nor any time deposits with any non-bank financial institution in the PRC. Nearly all of the Group's deposits have been placed with commercial banks in the PRC and the Group has not encountered any difficulty in the withdrawal of funds.

DIRECTORS

The Directors of the Company during the year and up to the date of this report are:

Executive Directors
Mr. Geng Xiaoping
Mr. Fang Yunti
Mr. Zhang Jingzhong
Mr. Xuan Daoguang

Non-executive Directors
Ms. Zhang Yang
Ms. Zhang Luyun

Independent non-executive Directors
Mr. Tung Chee Chen
Mr. Zhang Junsheng
Mr. Zhang Liping

The Company has received annual confirmations of independence from Mr. Tung Chee Chen, Mr. Zhang Junsheng and Mr. Zhang Liping, and as at the date of this report still considers them to be independent.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the Directors of the Company and the senior management of the Group are set out in the Company's annual report.

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

Each of the Directors and supervisors ("Supervisors") of the Company has entered into a service agreement with the Company, with effect from March 1, 2003, for a term of three years.

Save as disclosed above, none of the Directors and Supervisors has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

As at December 31, 2004 or during the year, none of the directors or supervisors had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party.

DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE'S INTERESTS IN SHARES AND UNDERLYING SHARES

As at December 31, 2004, the interests of the Directors, Supervisors and chief executives in the share capital of the Company's associated corporations (within the meaning of Part XV of the SFO), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Long positions in shares of Development Co

Name	Position	Interest	Contribution of registered capital (Rmb)	Nature of interest	Percentage of the associated corporation's registered capital
Mr. Geng Xiaoping	Chairman	Equity interest	2,400,000	Directly beneficially owned	3.00
Mr. Fang Yunti	Director/General manager	Same as above	1,920,000	Same as above	2.40
Mr. Zhang Jingzhong	Director	Same as above	550,000	Same as above	0.69
Mr. Xuan Daoguang	Director	Same as above	1,100,000	Same as above	1.38
Mr. Fang Zhexing	Supervisor	Same as above	700,000	Same as above	0.88

Save as disclosed above, as at December 31, 2004, none of the Directors, Supervisors and chief executives had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), or as be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE'S RIGHTS TO SUBSCRIBE FOR SHARES OR DEBENTURES

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any Director, Supervisor and chief executive or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, its holding company, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable any such persons to acquire such rights in any other body corporate.

PENSION SCHEME

As required by the State regulations of the PRC, the Group participates in a defined contribution pension scheme organised by local social security authorities. Under the scheme, all employees are entitled to an annual pension equal to a fixed proportion of the average basic salary amount within the geographical area of their last employment at their retirement date. The Group is required to make contributions to local social security authorities at rates ranging from 20% to 22.5% of the average basic salaries of the employees of the previous year within the geographical area where the employees are under employment with the Group. The Group has no obligation for the payment of pension benefits beyond such annual contributions to the registered insurance companies. When an employee leaves the scheme, the Group is not entitled to a refund of any contributions that it has previously made. Hence, no forfeited contribution was used by the Group to reduce the level of its contributions during the year. During the year, contributions to registered insurance companies made by the Group plans the defined contribution retirement scheme amounted to Rmb11,228,000 (2003: Rmb13,880,000).

MEDICAL INSURANCE SCHEME

Medical expenses for employees of the Group were accounted for as part of the benefits provided by the Group in accordance with relevant accounting rules and internal policies. Following the promulgation of employees' basic medical schemes by local governments in the Zhejiang Province, subject to the local regulations of various areas of the province, starting from the second half of 2002, the Group is required to make contributions to local social security authorities, which are in proportion to the salaries and wages of the employees at rates ranging from 4% to 11%. Up to December 31, 2004, certain entities of the Group had enrolled in these compulsory schemes. The Group plans to have all of its subsidiaries participating in this medical insurance scheme in the near future. Judging from the arrangements of the schemes, the Directors do not anticipate any significant impact of its participation in the scheme on the Group's financial standing, specifically its consolidated income statement and consolidated balance sheet.

ACCOMMODATION BENEFITS FOR EMPLOYEES

According to relevant rules and regulations in the PRC, the Group and its employees are all required to make contributions to an accommodation fund to local social security authorities, which are in proportion to the salaries and wages of the employees at an average rate of 10%. There are no further obligations beyond the contributions to the accommodation fund organised by the local social security authorities.

SHARE CAPITAL

There were no movements in the Company's issued share capital during the year.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights in the Company's articles of association or the laws of the PRC which would require the Company to offer new shares on a pro rata basis to existing shareholders.

UNITED KINGDOM TAXATION

The following paragraphs are intended as a general guide only and are based on current legislation and HM Revenue & Customs practice. If you are in any doubt as to your tax position, you should consult an appropriate professional adviser without delay.

Individual holders of H Shares who are resident and domiciled in the United Kingdom (the "UK") will, in general, be liable to UK income tax on dividends received from the Company. Where such an individual receives dividends from the Company without withholding of taxes in the PRC, the amount included as income for the purpose of computing his or her UK tax liability is the gross amount of the dividend and this is taxed at the appropriate marginal rate (currently 10% up to the basic rate unit and 32.5% above the basic rate unit). Where tax is withheld from the dividend, the individual will be entitled to claim credit against UK income tax for any tax withheld from the dividend up to the amount of the UK income tax liability. The Company would assume responsibility for withholding tax at source within the PRC if such a withholding is required. The current UK-Chinese Double

Taxation Agreement provides that the maximum withholding tax on dividends from Chinese resident companies paid to UK residents is 10% of the gross dividend.

Individual holders of H Shares who are resident but not domiciled in the UK will only be liable to income tax on a dividend from the Company to the extent that the dividend is remitted to the UK.

A UK tax resident corporate shareholder will, in general, be liable to UK corporation tax on dividends received from the Company, with double tax relief available for withholding tax suffered. In certain cases (not to be discussed here), a holder of H Shares which is a UK tax resident company may be entitled to relief for "underlying" tax paid by the Company or its subsidiaries.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has throughout the year ended December 31, 2004 complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the annual report.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rule 3.21 of the Listing Rules for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises the three independent non-executive directors and the two non-executive directors of the Company.

AUDITORS

Ernst & Young will retire and a resolution for the appointment of international auditors of the Company will be proposed at a general meeting of the Company to be announced in due course.

ON BEHALF OF THE BOARD

Geng Xiaoping
Chairman

Hangzhou, Zhejiang Province, the PRC
March 29, 2005



Society

While an expressway provides immeasurable social benefits in terms of promoting the economy in its vicinity, we also realize that the construction of an expressway, as well as the development of the associated automobile industry, will to a certain extent affect the natural environment...we strive to compensate this by accommodating more environmental considerations in our development work.

Report of the Supervisory Committee

Dear shareholders:

In compliance with the Company Law of the PRC, the Company's Articles of Association and Regulations of the Supervisory Committee, the Supervisory Committee duly performed its supervisory duties, and safeguarded the legitimate interests of the shareholders and the Company. Main tasks undertaken by the Supervisory Committee during 2004 were to assess and supervise the legality and appropriateness of the activities of the Directors, General Manager and other senior management of the Company in their business decision-making and daily management processes, through a combination of actions including holding meetings of the Supervisory Committee, attending meetings of the Board, and participating in major corporate events. The Supervisory Committee carefully examined the operating results and the financial standing of the Company, and discussed and reviewed the financial statements to be submitted by the Board to the general meeting.

The Supervisory Committee concluded that the Directors, General Manager and other senior management of the Company have continued to adopt a steady operating strategy in 2004. Alongside with an emphasis on its principal operations, efforts were also put into developing ancillary business, with remarkable results achieved. Growth was again recorded for the operating results of the Company, providing attractive returns to shareholders. Efforts made by the Board of Directors and the management in corporate governance have won recognition and affirmation from investors, and have consolidated the Company's reputation in the overseas markets.

The Supervisory Committee has reviewed the financial statements of the Company for 2004 prepared by the Board for submission to the general meeting of shareholders, and concluded that the financial statements accurately reflected the financial position of the Company in 2004, and complied with the relevant laws, regulations and the Company's Articles of Association. In 2004, the Company maintained a high dividend yield, providing satisfactory return in cash to the shareholders.

During the course of the Company's business operations, the members of the Board, General Manager and other senior management of the Company have complied with their fiduciary duties and worked in good faith while exercising their powers when discharging their duties. There were no incidents of abuse of power or infringement of the interests of shareholders and employees.

The Supervisory Committee is satisfied with the various results obtained by the Board and the management of the Company.

By the order of the Supervisory Committee

Ma Kehua
Chairman of the Supervisory Committee

Hangzhou, Zhejiang Province, the PRC
March 28, 2005

Report of the International Auditors

To the members
Zhejiang Expressway Co., Ltd.
(Established in the People's Republic of China with limited liability)

We have audited the financial statements on pages 48 to 89 which have been prepared in accordance with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2004 and of the profit and cash flows of the Group for the year then ended in accordance with the accounting principles generally accepted in Hong Kong and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong
March 29, 2005

Consolidated Income Statement

Year ended December 31, 2004

	Notes	2004 Rmb'000	2003 Rmb'000
TURNOVER	5	**3,131,993**	2,471,805
Operating costs		**(845,875)**	(731,451)
Gross profit		**2,286,118**	1,740,354
Other revenue	5	**41,646**	127,285
Administrative expenses		**(109,986)**	(114,629)
Other operating expenses		**(243,823)**	(54,243)
PROFIT FROM OPERATING ACTIVITIES	6	**1,973,955**	1,698,767
Finance costs	7	**(103,457)**	(132,801)
Share of profits of associates		**15,016**	17,394
Share of profit of a jointly-controlled entity		**25,467**	9,829
PROFIT BEFORE TAX		**1,910,981**	1,593,189
Tax	8	**(554,524)**	(497,166)
PROFIT BEFORE MINORITY INTERESTS		**1,356,457**	1,096,023
Minority interests		**(130,758)**	(87,231)
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	9	**1,225,699**	1,008,792
DIVIDENDS	12		
Interim		**(173,724)**	(173,724)
Proposed final		**(651,467)**	(477,743)
		(825,191)	(651,467)
EARNINGS PER SHARE	13	**28.22 cents**	23.23 cents

Consolidated Balance Statement

As at December 31, 2004

	Notes	2004 Rmb'000	2003 Rmb'000
NON-CURRENT ASSETS			
Fixed assets	14	**12,988,659**	12,537,616
Interest in a jointly-controlled entity	16	**79,812**	62,554
Interests in associates	17	**176,744**	164,498
Expressway operating rights	18	**197,245**	205,945
Long term investments	19	**1,000**	1,000
Goodwill	20	**85,472**	97,717
Deferred tax assets	30	**38,319**	–
		13,567,251	13,069,330
CURRENT ASSETS			
Short term investments	19	**676,447**	1,104,266
Inventories		**6,416**	3,056
Accounts receivable	21	**26,569**	21,771
Other receivables	22	**381,017**	51,469
Cash and cash equivalents	23	**803,739**	818,795
		1,894,188	1,999,357
CURRENT LIABILITIES			
Accounts payable	24	**297,213**	367,521
Profits tax payable		**185,482**	189,848
Other taxes payable		**24,343**	27,946
Other payables and accruals	25	**294,786**	260,077
Interest-bearing bank and other loans	26	**787,892**	975,950
Dividend payable		**19,070**	19,070
		1,608,786	1,840,412
NET CURRENT ASSETS		**285,402**	158,945

	Notes	**2004 Rmb'000**	2003 Rmb'000
TOTAL ASSETS LESS CURRENT LIABILITIES		**13,852,653**	13,228,275
NON-CURRENT LIABILITIES			
Interest-bearing bank and other loans	26	**655,570**	744,176
Long term bonds	27	**1,000,000**	1,000,000
Deferred tax liabilities	30	**384,577**	325,703
		2,040,147	2,069,879
MINORITY INTERESTS		**1,092,295**	1,012,417
		10,720,211	10,145,979
CAPITAL AND RESERVES			
Issued capital	31	**4,343,115**	4,343,115
Reserves	32	**5,725,629**	5,325,121
Proposed final dividend	12	**651,467**	477,743
		10,720,211	10,145,979

Geng Xiaoping
Director

Fang Yunti
Director

Consolidated Summary Statement of Changes in Equity

Year ended December 31, 2004

TOTAL EQUITY

	2004 **Rmb'000**	2003 Rmb'000
Balance at beginning of year	**10,145,979**	9,701,791
Net profit from ordinary activities attributable to shareholders	**1,225,699**	1,008,792
Dividends paid on ordinary shares	**(651,467)**	(564,604)
Balance at end of year	**10,720,211**	10,145,979

Consolidated Cash Flow Statement

Year ended December 31, 2004

	Notes	2004 Rmb'000	2003 Rmb'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	33	**1,497,788**	1,670,344
CASH FLOWS FROM INVESTING ACTIVITIES			
Interest received		**12,514**	12,593
Additions to fixed assets		**(72,265)**	(37,537)
Additions to construction in progress		**(898,148)**	(622,532)
Acquisition of additional interests in existing subsidiaries		**–**	(58,042)
Acquisition of associates		**(12,000)**	–
Dividends from an associate		**6,919**	7,851
Proceeds from disposal of fixed assets		**2,541**	686
Proceeds from disposal of long term investment		**–**	2,800
Decrease in time deposits		**169,860**	31,179
Decrease/(increase) in investments		**426,606**	(247,411)
Net cash outflow from investing activities		**(363,973)**	(910,413)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid on ordinary shares		**(651,467)**	(545,534)
Dividends paid to minority interests		**(52,350)**	(38,101)
New bank and other loans		**970,000**	2,490,000
Issue of bonds		**–**	1,000,000
Repayment of bank and other loans		**(1,246,664)**	(3,605,792)
Repayment of bonds		**–**	(200,000)
Capital contribution by minority shareholders		**1,470**	40,400
Net cash outflow from financing activities		**(979,011)**	(859,027)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**154,804**	(99,096)
Cash and cash equivalents at beginning of year		**567,195**	666,291
CASH AND CASH EQUIVALENTS AT END OF YEAR		**721,999**	567,195
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	23	**538,079**	527,814
Time deposits with original maturity of less than three months when acquired	23	**183,920**	39,381
		721,999	567,195

Balance Statement

As at December 31, 2004

	Notes	2004 Rmb'000	2003 Rmb'000
NON-CURRENT ASSETS			
Fixed assets	14	**5,342,738**	5,263,165
Interests in subsidiaries	15	**4,475,605**	4,177,381
Interest in a jointly-controlled entity	16	**60,887**	63,251
Interests in associates	17	**127,375**	127,375
Expressway operating rights	18	**154,842**	161,776
		10,161,447	9,792,948
CURRENT ASSETS			
Short term investments	19	**617,381**	1,049,372
Inventories		**2,700**	1,140
Accounts receivable	21	**16,160**	9,579
Other receivables	22	**346,433**	22,493
Cash and cash equivalents	23	**351,948**	276,575
		1,334,622	1,359,159
CURRENT LIABILITIES			
Accounts payable	24	**153,455**	213,448
Profits tax payable		**88,179**	49,832
Other taxes payable		**7,513**	9,149
Other payables and accruals	25	**164,874**	157,291
Interest-bearing bank and other loans	26	**300,000**	250,000
Dividend payable		**19,070**	19,070
		733,091	698,790
NET CURRENT ASSETS		**601,531**	660,369
TOTAL ASSETS LESS CURRENT LIABILITIES		**10,762,978**	10,453,317
NON-CURRENT LIABILITIES			
Long term bonds	27	**1,000,000**	1,000,000
Deferred tax liabilities	30	**177,343**	154,203
		1,177,343	1,154,203
		9,585,635	9,299,114
CAPITAL AND RESERVES			
Issued capital	31	**4,343,115**	4,343,115
Reserves	32	**4,591,053**	4,478,256
Proposed final dividend	12	**651,467**	477,743
		9,585,635	9,299,114

Geng Xiaoping
Director

Fang Yunti
Director

1. CORPORATE INFORMATION

Zhejiang Expressway Co., Ltd. (the "Company") was established on March 1, 1997. The H shares of the Company ("H Shares") were subsequently listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on May 15, 1997.

All of the H Shares of the Company were admitted to the Official List of the United Kingdom Listing Authority (the "Official List"). Dealings in the H Shares on the London Stock Exchange commenced on May 5, 2000.

On July 18, 2000, with the approval of the Ministry of Foreign Trade and Economic Co-operation of the People's Republic of China (the "PRC"), the Company changed its business registration into a Sino-foreign joint stock limited company.

On February 27, 2001, the trading of the H Shares of the Company on the Berlin Stock Exchange commenced following a secondary listing on the Unofficial Regulated Market of the exchange.

On February 14, 2002, the United States Securities and Exchange Commission, following the approval by the Board of Directors and the China Securities Regulatory Commission, declared the registration statement in respect of the ADSs evidenced by the ADRs representing the deposited H Shares of the Company effective.

The registered office of the Company is located at 19/F, Zhejiang World Trade Centre, 122 Shuguang Road, Hangzhou, Zhejiang Province, the PRC. During the year, the Group was involved in the following principal activities:

(a) the design, construction, operation, maintenance and management of high grade roads; and

(b) the development and provision of certain ancillary services such as technical consultation, advertising, automobile servicing and fuel facilities.

In the opinion of the Directors, the ultimate holding company of the Company is Zhejiang Communications Investment Group Co., Ltd. (the "Communications Investment Group"), a State-owned enterprise established in the PRC.

2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

The following HKFRSs are effective for the first time for the current year's financial statements:

- HKFRS 1 "First-time Adoption of Hong Kong Financial Reporting Standards"
- SSAP 36 "Agriculture"
- Interpretation 22 "The Appropriate Policies for Infrastructure Facilities"

The above recently issued HKFRSs have no material impact on the Group's financial statements for the year ended December 31, 2004.

In addition, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended December 31, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, and accounting principles generally accepted in Hong Kong (collectively referred to as "HK GAAP") and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, modified with respect to the measurement of investments in securities, as further explained below.

Basis of consolidation

The consolidated financial statements include the audited financial statements of the Company and its subsidiaries for the year ended December 31, 2004. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Jointly-controlled entities

A jointly-controlled entity is a joint venture company which is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any impairment losses.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as long term assets and are stated at cost less any impairment losses.

Associates

An associate is a company, not being a subsidiary or a joint-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as long term assets and are stated at cost less any impairment losses.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly-controlled entities represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset and amortised on the straight-line basis over its estimated useful life of 10 years. In the case of associates and jointly-controlled entities, any unamortised goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business Combinations" in 2001, goodwill arising on acquisitions was eliminated against consolidated reserves in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of the SSAP that permitted such goodwill to remain eliminated against consolidated reserves. Goodwill on acquisitions subsequent to the adoption of the SSAP is treated according to the SSAP 30 goodwill accounting policy above.

On disposal of subsidiaries, associates or jointly-controlled entities, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill remaining eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed assets and depreciation

Fixed assets, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of that fixed asset.

Depreciation of expressway and bridge construction costs is calculated to write off the cost thereof over their estimated useful lives using a method whereby the aggregate annual depreciation amounts, compounded at average rates ranging from 6.11% to 8.77% per annum, up to the expiry of the underlying 30-year expressway concession period, will be equal to the total construction costs of the expressways and bridges. The aforementioned average rates are based on the traffic volumes and forecast annual growth rates of the traffic volume over the 30-year expressway concession period. This method is more commonly referred to as the "unit-of-usage" method.

Amortisation of land is provided on a straight-line basis to write off the cost of the land use rights over the underlying 30-year expressway concession period.

With effect from January 1, 2004, depreciation of communications and signalling equipment is calculated to write off their cost less directors' estimate of their residual values (3% of cost) on the straight-line basis over their estimated useful lives of five years.

In prior years, depreciation of communications and signalling equipment was calculated to write off their cost less directors' estimate of their residual values (3% of cost) on the straight-line basis over their estimated useful lives of 10 years. This represents a change in accounting estimate and is accounted for prospectively. The consolidated net book value of fixed assets as at December 31, 2004 has been decreased by Rmb51,336,000 in the form of an increase in the depreciation charge for the year as a result of this change. Accordingly, the consolidated net profit from ordinary activities attributable to shareholders for the year then ended has been decreased by Rmb33,165,000.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed assets and depreciation (Continued)

With the above change in accounting estimate, depreciation of fixed assets, other than expressways, bridges and land, is provided on the straight-line basis to write off the cost of the assets, less their estimated residual values, being 3% of the cost, over their estimated useful lives. The principal annual rates used for this purpose are as follows:

	Estimated useful life	Annual depreciation rate
Toll stations and ancillary facilities	30 years	3.2%
Communications and signalling equipment	5 years	19.4%
Motor vehicles	8 years	12.1%
Machinery and equipment	5-8 years	12.1-19.4%

The gain or loss on disposal or retirement of a fixed asset recognised in the income statement is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents costs incurred in the construction of expressways and bridges, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds, during the period of construction, installation and testing. Construction in progress is reclassified as fixed assets when completed and ready for use.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years.

A reversal of an impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, when the reversal of the impairment losses is accounted for in accordance with the relevant accounting policy for that revalued asset.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Expressway operating rights

Expressway operating rights represent the rights to operate the expressways and are stated at cost less accumulated amortisation and any impairment losses.

Amortisation is provided on a straight-line basis over the periods of the expressway operating rights granted to the Company and its subsidiaries.

Long term investments

Long term investments are non-trading investments in listed and unlisted securities intended to be held on a long term basis.

Unlisted equity securities are stated at cost, less any provisions for impairment losses on an individual investment basis. The provision is recognised as an expense immediately. The profit or loss on disposal of an unlisted security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Short term investments

Short term investments are investments in securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the income statement for the period in which they arise.

Held-to-maturity securities

Held-to-maturity securities are stated at cost plus or minus the cumulative amortisation of the difference between the purchase price and the maturity amount, less any provision for impairment losses on an individual investment basis. The provision is recognised as an expense immediately. The profit or loss on disposal of a held-to-maturity security is accounted for in the period in which the disposal occurs and is the difference between the net sales proceeds and the carrying amount of the security.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) toll revenue, net of any applicable revenue taxes, when received;

(b) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyers, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(c) from the rendering of services, based on the percentage of completion basis, provided that the revenue and the costs incurred as well as the estimated costs to completion can be measured reliably. The stage of completion of a transaction associated with the rendering of services is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction;

(d) rental income, on a time proportion basis over the lease terms;

(e) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable;

(f) dividend income, when the shareholders' right to receive payment has been established; and

(g) subsidy income, when there is reasonable assurance that the income will be received.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement or in equity if it relates to items that are recognised in the same or a different period, directly in equity.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income tax (Continued)

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary difference arises from negative goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly-controlled entities, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign currency transactions

The financial records of the Company and its subsidiaries are maintained and the financial statements are stated in Renminbi ("Rmb").

Foreign currency transactions are recorded at the applicable rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange ruling at that date. Exchange differences are dealt with in the income statement.

Borrowing costs

Borrowing costs directly attributable to the construction of expressways, tunnels and bridges are capitalized as part of the cost of those assets. The capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are charged to the income statement on a straight-line basis over the lease terms.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is based on estimated selling prices less any estimated costs expected to be incurred to completion and disposal.

Dividends

Interim and final dividends proposed by the Directors are classified as a separate allocation of retained profits within the capital and reserves section in the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends are approved by the shareholders and declared, they are recognised as a liability.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits and assets similar in nature to cash, which are not restricted as to use.

4. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined to use business segments as its primary segment reporting format. During the year, the entire turnover and contribution to profit from operating activities of the Group were derived from the Zhejiang Province in the PRC. Accordingly, no further geographical segment information is presented.

Business segments

The Group's operating businesses are structured and managed separately, according to the nature of services provided, with each segment representing a strategic business unit that serves different markets:

- Toll operation represents the design, construction, operation and management of high grade roads and the collection of the expressway tolls.

- Service area businesses mainly represent the sale of food, restaurant servicing, automobile servicing, as well as the operation of oil stations.

- Advertising business represents the design and rental of advertising billboards along the expressways.

- Road maintenance represents the maintenance of expressways and roads, including the cleaning of the road surface, minor repairs to the lanes, the cleaning of the gutters and sewers, grass mowing, afforestation and the maintenance of buildings, equipment and facilities provided to third parties.

4. SEGMENT INFORMATION (Continued)

	Toll operation		Service area businesses		Advertising business		Road maintenance		Others		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Group	**Rmb'000**	Rmb'000	**Rmb'000**	Rmb'000	**Rmb'000**	Rmb'000	**Rmb'000**	Rmb'000	**Rmb'000**	Rmb'000	**Rmb'000**	Rmb'000
Segment revenue:												
Turnover, net of revenue taxes	**2,906,473**	2,330,122	**179,563**	114,343	**38,864**	24,687	**7,093**	2,653	**-**	-	**3,131,993**	2,471,805
Other revenue	**30,549**	110,931	**9,522**	14,207	**1,575**	1,611	**-**	536	**-**	-	**41,646**	127,285
Total revenue	**2,937,022**	2,441,053	**189,085**	128,550	**40,439**	26,298	**7,093**	3,189	**-**	-	**3,173,639**	2,599,090
Segment results	**1,925,656**	1,663,748	**38,000**	29,463	**15,465**	7,833	**(5,166)**	(2,277)	**-**	-	**1,973,955**	1,698,767
Finance costs									**-**		**(103,457)**	(132,801)
Share of profits of associates	**-**	-	**13,877**	15,431	**-**	-	**-**	-	**1,139**	1,963	**15,016**	17,394
Share of profit of a jointly-controlled entity	**25,467**	9,829	**-**	-	**-**	-	**-**	-	**-**	-	**25,467**	9,829
Profit before tax											**1,910,981**	1,593,189
Tax											**(554,524)**	(497,166)
Profit before minority interests											**1,356,457**	1,096,023
Minority interests											**(130,758)**	(87,231)
Net profit from ordinary activities attributable to shareholders											**1,225,699**	1,008,792
Segment assets	**14,773,348**	14,532,875	**175,910**	115,681	**60,005**	45,287	**71,829**	50,075	**-**	-	**15,081,092**	14,743,918
Interests in associates	**-**	-	**144,120**	144,923	**-**	-	**-**	-	**32,624**	19,575	**176,744**	164,498
Interest in a jointly-controlled entity	**79,812**	62,554	**-**	-	**-**	-	**-**	-	**-**	-	**79,812**	62,554
Goodwill	**85,472**	97,717	**-**	-	**-**	-	**-**	-	**-**	-	**85,472**	97,717
Deferred tax assets	**38,319**	-	**-**	-	**-**	-	**-**	-	**-**	-	**38,319**	-
Total assets	**14,976,951**	14,693,146	**320,030**	260,604	**60,005**	45,287	**71,829**	50,075	**32,624**	19,575	**15,461,439**	15,068,687
Segment liabilities	**3,119,225**	3,509,014	**83,472**	42,667	**28,081**	19,188	**33,578**	13,719	**-**	-	**3,264,356**	3,584,588
Deferred tax liabilities	**384,577**	325,703	**-**	-	**-**	-	**-**	-	**-**	-	**384,577**	325,703
Total liabilities	**3,503,802**	3,834,717	**83,472**	42,667	**28,081**	19,188	**33,578**	13,719	**-**	-	**3,648,933**	3,910,291
Other segment information:												
Capital expenditure	**903,959**	786,016	**63,007**	5,461	**14,215**	7,007	**1,325**	3,417	**-**	-	**982,506**	801,901
Depreciation and amortisation	**331,193**	268,219	**5,060**	2,351	**4,069**	2,961	**4,284**	5,207	**-**	-	**344,606**	278,738
Write-off of bad debts	**-**	537	**-**	-	**-**	-	**-**	-	**-**	-	**-**	537
Loss on disposal of fixed assets	**205,095**	13,935	**49**	6,833	**117**	-	**-**	-	**-**	-	**205,261**	20,768

5. TURNOVER AND REVENUE

Turnover mainly represents toll income from the operation of expressways, the value of service area business, the value of advertising services rendered, and the value of road maintenance services rendered, net of relevant revenue taxes.

An analysis of turnover and revenue is as follows:

	2004 Rmb'000	2003 Rmb'000
Toll operation income	**3,066,954**	2,458,726
Service area businesses income	**183,637**	117,205
Advertising business income	**41,159**	26,138
Road maintenance income	**7,244**	2,669
	3,298,994	2,604,738
Less: Revenue taxes	**(167,001)**	(132,933)
Turnover	**3,131,993**	2,471,805
Income/(loss) on investments	**(36,158)**	53,838
Interest income	**12,514**	12,593
Rental income	**22,941**	21,343
Trailer income	**18,352**	11,162
Exchange gains, net	**220**	2,282
Subsidy income	**–**	17,394
Others	**23,777**	8,673
Other revenue	**41,646**	127,285
	3,173,639	2,599,090

The Company and its subsidiaries are subject to the business tax, levied at 5% on toll income and 3% to 5% on other services income. In addition, the subsidiaries are subject to the following types of revenue taxes and surcharge:

- city development tax, levied at 1% to 7% of business tax;
- education supplementary tax, levied at 3.5% to 4% of business tax; and
- culture and education fees, levied at 3% on advertising income.

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	2004 Rmb'000	2003 Rmb'000
Depreciation	**323,661**	257,817
Operating lease rentals on land and buildings	**–**	643
Auditors' remuneration	**2,167**	3,115
Staff costs:		
Wages and salaries	**117,979**	89,681
Pension scheme contributions	**11,228**	13,880
Amortisation of expressway operating rights*	**8,700**	8,700
Amortisation of goodwill**	**12,245**	12,221
Write-off of bad debts	**–**	537
Loss on disposal of fixed assets	**205,261**	20,768
Unrealised loss on revaluation of short term listed investments	**1,213**	1,259
Net rental income	**(22,941)**	(21,343)
Exchange gains, net	**(220)**	(2,282)
Interest income	**(12,514)**	(12,593)
(Income)/loss from investments	**34,945**	(55,097)

* The amortisation of expressway operating rights for the year is included in "Administrative expenses" in the consolidated income statement.

** The amortisation of goodwill for the year is included in "Other operating expenses" in the consolidated income statement.

7. FINANCE COSTS

	2004 Rmb'000	2003 Rmb'000
Interest on bank loans and other loans wholly repayable within five years	**50,253**	68,977
Interest on other loans	**11,804**	17,700
Interest on bonds	**41,400**	46,626
Other borrowing costs	**–**	9,000
Total interest	**103,457**	142,303
Less: Interest capitalised	**–**	(9,502)
	103,457	132,801

8. TAX

No Hong Kong profits tax has been provided as the Group had no taxable profits in Hong Kong during the year.

The Group was subject to corporate income tax ("CIT") levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

	2004 **Rmb'000**	2003 Rmb'000
Group:		
Tax charged	**556,566**	439,812
Tax refunded	**(34,372)**	(33,249)
	522,194	406,563
Deferred – note 31	**20,555**	84,783
	542,749	491,346
Share of tax attributable to associates	**6,081**	5,791
Share of tax attributable to a jointly-controlled entity	**4,964**	–
Share of deferred tax attributable to an associate	**(151)**	(906)
Share of deferred tax attributable to a jointly-controlled entity	**881**	935
Tax charge for the year	**554,524**	497,166

During the year, according to the approvals from the Zhejiang Provincial Local Tax Bureau, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), one of the Company's subsidiaries, was entitled to a 30% CIT exemption for the two years ended December 31, 2004 under the category of "Enterprises providing employment opportunities to redundant workers with a minimum of three-year employment term" as defined in the relevant national tax rules. As a result, the tax refund received by Shangsan Co in 2004 for the year ended December 31, 2003 amounted to Rmb27,004,000 and a tax exemption for the year ended December 31, 2004 amounted to Rmb36,914,000, respectively (2003: 50% CIT for the year ended December 31, 2002 amounting to Rmb33,249,000 was refunded under the category of "New enterprises providing employment opportunities to redundant urban workers" as defined in the relevant national tax rules).

During the year, according to the approvals from the Zhejiang Provincial National Tax Bureau, Zhejiang Expressway Investment Development Co., Ltd. ("Development Co") and Zhejiang Expressway Vehicle Towing and Rescue Service Co., Ltd. ("Service Co"), two of the Company's subsidiaries, were entitled to a 100% CIT exemption for the year ended December 31, 2003 and accordingly received tax refund amounting to Rmb6,554,000 and Rmb814,000, respectively, under the category of "New enterprises providing employment opportunities to redundant urban workers" as defined in the relevant national tax rules.

8. TAX (Continued)

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the PRC in which the Company and its subsidiaries, jointly-controlled entity and associates are domiciled to the tax expense at the effective tax rates is as follows:

	2004		2003	
	Rmb'000	%	Rmb'000	%
Profit before tax	**1,910,981**		1,593,189	
Tax at the statutory tax rate	**630,624**	**33.0**	525,752	33.0
Tax refunded	**(34,372)**	**(1.8)**	(33,249)	(2.1)
Tax exemption of a subsidiary	**(36,914)**	**(1.9)**	–	–
Income not subject to tax	**(13,451)**	**(0.7)**	(10,451)	(0.7)
Expenses not deductible for tax	**8,637**	**0.4**	15,114	1.0
Tax charge at the Group's effective rate	**554,524**	**29.0**	497,166	31.2

9. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders for the year ended December 31, 2004 dealt with in the financial statements of the Company was Rmb937,988,000 (2003: Rmb855,995,000) (note 33).

10. DIRECTORS AND SUPERVISORS' REMUNERATION

Directors' and Supervisors' remuneration for the year disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance is as follows:

	2004 Rmb'000	2003 Rmb'000
Fees	–	–
Other emoluments:		
Salaries, allowances and benefits in kind	**1,856**	1,725
Bonuses paid and payable	**660**	588
Pension scheme contributions	**28**	39
	2,544	2,352

Salaries, allowances and benefits in kind include HK$151,600 (2003: HK$150,000), HK$151,600 (2003: HK$150,000) and Rmb33,200 (2003: Rmb30,000) payable to the three (2003: three) independent non-executive directors, respectively. There were no other emoluments payable to the independent non-executive directors during the year (2003: Nil).

10. DIRECTORS AND SUPERVISORS' REMUNERATION (Continued)

The number of Directors and Supervisors whose remuneration fell within the following band is as follows:

	Number of Directors and Supervisors	
	2004	2003
Nil to HK$1,000,000	**11**	11

There was no arrangement under which a Director or a Supervisor waived or agreed to waive any remuneration during the year.

11. FIVE HIGHEST PAID EMPLOYEES

	2004 **Rmb'000**	2003 Rmb'000
Salaries, allowances and benefits in kind	**1,747**	1,712
Bonuses paid and payable	**765**	734
Pension scheme contributions	**39**	49
	2,551	2,495

The five highest paid employees during the year included four (2003: four) directors, details of whose remuneration are set out in note 10 above, as well as a non-director employee, whose remuneration for the year was less than HK$1,000,000.

12. DIVIDENDS

	2004	2003	**2004**	2003
	Per ordinary share			
	Rmb	Rmb	**Rmb'000**	Rmb'000
Interim	**0.04**	0.04	**173,724**	173,724
Proposed final	**0.15**	0.11	**651,467**	477,743
	0.19	0.15	**825,191**	651,467

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

13. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year of Rmb1,225,699,000 (2003: Rmb1,008,792,000) and the 4,343,114,500 ordinary shares (2003: 4,343,114,500 ordinary shares) in issue during the year.

Diluted earnings per share amounts for the years ended December 31, 2004 and 2003 have not been calculated as no diluting event existed during these years.

14. FIXED ASSETS

	Land Rmb'000	Expressways and bridges Rmb'000	Toll stations and ancillary facilities Rmb'000	Communi-cations and signalling equipment Rmb'000	Motor vehicles Rmb'000	Machinery and equipment Rmb'000	Construction in progress Rmb'000	Total Rmb'000
Group								
Cost:								
At beginning of year:	531,810	11,686,549	357,428	213,511	107,833	189,860	543,267	13,630,258
Additions	12,950	5,123	5,808	17,532	17,685	18,405	905,003	982,506
Transfers	–	40,041	15,608	57,515	–	399	(113,563)	–
Reclassifications	–	–	–	42,132	–	(42,132)	–	–
Disposals	(333)	(212,607)	(4,029)	(7,938)	(1,945)	(2,387)	(49)	(229,288)
At December 31, 2004	544,427	11,519,106	374,815	322,752	123,573	164,145	1,334,658	14,383,476
Accumulated depreciation:								
At beginning of year	105,464	719,723	53,795	87,142	58,678	67,840	–	1,092,642
Depreciation provided during the year	17,779	174,256	12,103	93,702	11,244	14,577	–	323,661
Reclassifications	–	–	–	10,319	–	(10,319)	–	–
Disposals	–	(15,833)	(351)	(2,320)	(1,576)	(1,406)	–	(21,486)
At December 31, 2004	123,243	878,146	65,547	188,843	68,346	70,692	–	1,394,817
Net book value:								
At December 31, 2004	421,184	10,640,960	309,268	133,909	55,227	93,453	1,334,658	12,988,659
At December 31, 2003	426,346	10,966,826	303,633	126,369	49,155	122,020	543,267	12,537,616

14. FIXED ASSETS (Continued)

	Land Rmb'000	Expressways and bridges Rmb'000	Toll stations and ancillary facilities Rmb'000	Communi-cations and signalling equipment Rmb'000	Motor vehicles Rmb'000	Machinery and equipment Rmb'000	Construction in progress Rmb'000	Total Rmb'000
Company								
Cost:								
At January 1, 2004	348,430	5,162,956	130,167	126,328	56,595	62,422	17,962	5,904,860
Additions	–	4,925	3,773	3,840	13,866	6,129	290,097	322,630
Transfers	–	40,041	4,759	–	–	–	(44,800)	–
Transfers to subsidiaries	–	–	–	–	–	–	(8,090)	(8,090)
Disposals	–	(78,015)	(3,063)	–	(931)	(2,264)	–	(84,273)
At December 31, 2004	348,430	5,129,907	135,636	130,168	69,530	66,287	255,169	6,135,127
Accumulated depreciation:								
At January 1, 2004	75,913	411,604	19,065	65,142	36,848	33,123	–	641,695
Provided during the year	11,604	86,499	5,299	49,240	6,339	2,330	–	161,311
Transfers to subsidiaries	–	–	–	–	–	–	–	–
Disposals	–	(8,105)	(352)	–	(818)	(1,342)	–	(10,617)
At December 31, 2004	87,517	489,998	24,012	114,382	42,369	34,111	–	792,389
Net book value:								
At December 31, 2004	260,913	4,639,909	111,624	15,786	27,161	32,176	255,169	5,342,738
At December 31, 2003	272,517	4,751,352	111,102	61,186	19,747	29,299	17,962	5,263,165

The fixed assets are mainly located in the PRC.

The Group's land included above is held under a long term lease.

15. INTERESTS IN SUBSIDIARIES

	Company	
	2004 Rmb'000	2003 Rmb'000
Unlisted shares, at cost	**4,436,627**	4,436,627
Due from subsidiaries	**43,004**	105,226
Due to subsidiaries	**(4,026)**	(364,472)
	4,475,605	4,177,381

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Particulars of the Company's subsidiaries, all of which are directly held, are as follows:

Names of subsidiaries	Date and place of registration	Registered capital Rmb	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect	
Zhejiang Yuhang Expressway Co., Ltd. ("Yuhang Co")	Note 1	75,223,000	51	–	Construction and management of the Yuhang Section of the Shanghai-Hangzhou Expressway
Zhejiang Jiaxing Expressway Co., Ltd. ("Jiaxing Co")	Note 2	1,859,200,000	99.999454	–	Construction and management of the Jiaxing Section of the Shanghai-Hangzhou Expressway
Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co")	Note 3	2,400,000,000	73.625	–	Construction and management of the Shangsan Expressway
Zhejiang Expressway Investment Development Co., Ltd. ("Development Co")	Note 4	80,000,000	51	–	Operation of service areas as well as roadside advertising along the expressways operated by the Group
Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co")	Note 5	1,000,000	–	*35.7	Provision of advertising services
Zhejiang Expressway Vehicle Towing and Rescue Service Co., Ltd. ("Service Co")	Note 6	8,000,000	–	*43.35	Provision of vehicle towing, repair and emergency rescue service
Hangzhou Roadtone Advertising Co., Ltd. ("Roadtone Co")	Note 7	3,000,000	–	*26.01	Provision of advertising services

15. INTERESTS IN SUBSIDIARIES (Continued)

* These three companies are subsidiaries of Development Co, a non wholly-owned subsidiary of the Company and, accordingly, are accounted for as subsidiaries by virtue of the Company's control over them.

Note 1: Yuhang Co was established on June 7, 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on November 28, 1996.

Note 2: Jiaxing Co was established on June 30, 1994 in the PRC as a joint stock limited company and was subsequently restructured into a limited liability company under its current name on November 29, 1996.

Note 3: Shangsan Co was established on January 1, 1998 in the PRC as a limited liability company.

Note 4: Development Co was established on May 28, 2003 in the PRC as a limited liability company.

Note 5: Advertising Co was established on June 1, 1998 in the PRC as a limited liability company.

Note 6: Service Co was established on July 31, 2003 in the PRC as a limited liability company.

Note 7: Roadtone Co was established on July 27, 2004 in the PRC as a limited liability company.

All of the Company's subsidiaries are operating in the PRC.

16. INTEREST IN A JOINTLY-CONTROLLED ENTITY

	Group		Company	
	2004 Rmb'000	2003 Rmb'000	**2004 Rmb'000**	2003 Rmb'000
Unlisted shares, at cost	**–**	–	**65,000**	65,000
Share of net assets other than goodwill	**83,925**	64,303	**–**	–
Amount due to a jointly-controlled entity	**(4,113)**	(1,749)	**(4,113)**	(1,749)
	79,812	62,554	**60,887**	63,251

The amount due to a jointly-controlled entity is unsecured, interest-free and has no fixed terms of repayment.

Particulars of the jointly-controlled entity, which is directly held by the Company, are as follows:

Name	Business structure	Place of registration and operations	Percentage of Ownership interest	Voting power	Profit sharing	Principal activities
Hangzhou Shida Expressway Co., Ltd.	Corporate	The PRC	50	50	50	Construction and operation of Shiqiao-Dajing Road

17. INTERESTS IN ASSOCIATES

	Group		Company	
	2004	2003	**2004**	2003
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Unlisted shares, at cost	**–**	–	**126,500**	126,500
Share of net assets other than goodwill	**178,654**	164,487	**–**	–
Amount due (to)/from an associate	**(1,910)**	11	**875**	875
	176,744	164,498	**127,375**	127,375

The amount due (to) from an associate is unsecured, interest-free and has no fixed terms of repayment.

The Group's share of the post-acquisition accumulated reserves of the associates as at December 31, 2004 was Rmb40,154,000 (2003: Rmb37,987,000).

Particulars of the associates are as follows:

Name	Business structure	Place of registration and operations	Percentage of equity attributable to the Group 2004	2003	Principal activities
Zhejiang Expressway Petroleum Development Co., Ltd.	Corporate	The PRC	50	50	Construction and operation of gas stations and the sale of petroleum products
JoinHands Technology Co., Ltd.	Corporate	The PRC	27.58	27.58	Providing logistic management and anti-counterfeiting systems in the PRC
Zhejiang Concord Property Investment Co., Ltd.	Corporate	The PRC	22.95	–	Investment and construction on real estates
Hangzhou Yuhang Communication Time Plaza Co., Ltd.	Corporate	The PRC	15.3	–	Investment and construction on real estates

The financial statements of the above associates are coterminous with those of the Group. The consolidated financial statements have been adjusted for material transactions between the associates and Group companies.

18. EXPRESSWAY OPERATING RIGHTS

	Group Rmb'000	Company Rmb'000
Cost:		
At January 1, 2004 and December 31, 2004	261,000	208,000
Accumulated amortisation:		
At January 1, 2004	55,055	46,224
Provided during the year	8,700	6,934
At December 31, 2004	63,755	53,158
Net book value:		
At December 31, 2004	197,245	154,842
At December 31, 2003	205,945	161,776

The above expressway operating rights were granted by the Zhejiang Provincial Government to the Group for a period of 30 years. During the 30-year expressway concession period, the Group has the rights of construction and management of Shanghai-Hangzhou-Ningbo Expressway and Shangsan Expressway and the toll-collection rights thereof. The Group is required to construct, maintain and operate the expressways in accordance with the regulations promulgated by the Ministry of Communication and relevant government authorities.

19. INVESTMENTS

Long term investments

	Group	
	2004 Rmb'000	2003 Rmb'000
Unlisted equity investments, at cost	**1,000**	1,000

Short term investments

	Group		Company	
	2004 Rmb'000	2003 Rmb'000	**2004 Rmb'000**	2003 Rmb'000
Listed in the PRC, at market value:				
Government bonds	**617,381**	1,016,510	**617,381**	1,011,510
Close-end equity funds	**59,066**	62,229	**–**	16,973
Equity interests	**–**	25,527	**–**	20,889
	676,447	1,104,266	**617,381**	1,049,372

The market values of the Group's and the Company's short term investments at the date of approval of these financial statements were approximately Rmb691,751,000 and Rmb635,501,000, respectively.

20. GOODWILL

The amounts of the goodwill capitalised as an asset or recognised in the consolidated balance sheet, arising from the acquisition of subsidiaries, are as follows:

	Group Rmb'000
Cost:	
At January 1, 2004 and at December 31, 2004	126,593
Accumulated amortisation:	
At January 1, 2004	28,876
Provided during the year	12,245
At December 31, 2004	41,121
Net book value:	
At December 31, 2004	85,472
At December 31, 2003	97,717

The Group has adopted the transitional provision of SSAP 30 which permits goodwill and negative goodwill in respect of acquisitions which occurred prior to the adoption of SSAP 30 to remain eliminated against consolidated reserves or credited to the capital reserve, respectively.

The amount of goodwill remaining in consolidated reserves, arising from the acquisition of subsidiaries, was Rmb352,860,000 as at December 31, 2004 (2003: Rmb352,860,000). Such goodwill, which arose prior to the adoption of SSAP 30, is stated at cost.

21. ACCOUNTS RECEIVABLE

An aged analysis of the accounts receivable as at the balance sheet date, based on invoice date, is as follows:

	Group		Company	
	2004 Rmb'000	2003 Rmb'000	**2004 Rmb'000**	2003 Rmb'000
Within 1 year	**25,636**	19,116	**16,160**	6,978
1 to 2 years	**933**	54	**–**	–
Over 2 years	**–**	2,601	**–**	2,601
	26,569	21,771	**16,160**	9,579

22. OTHER RECEIVABLES

		Group		Company	
	Notes	**2004 Rmb'000**	2003 Rmb'000	**2004 Rmb'000**	2003 Rmb'000
Prepayments		**26,989**	26,810	**206**	287
Entrusted loan to a related party	39	**260,000**	–	**260,000**	–
Entrusted loan to a third party		**10,000**	–	**10,000**	–
Deposits and other debtors		**84,028**	24,659	**76,227**	22,206
		381,017	51,469	**346,433**	22,493

23. CASH AND CASH EQUIVALENTS

	Group		Company	
	2004 Rmb'000	2003 Rmb'000	**2004 Rmb'000**	2003 Rmb'000
Cash and bank balances	**538,079**	527,814	**263,445**	208,192
Time deposits with original maturity of less than three months when acquired	**183,920**	39,381	**59,503**	381
Time deposits with original maturity over three months when acquired	**81,740**	251,600	**29,000**	68,002
	803,739	818,795	**351,948**	276,575

24. ACCOUNTS PAYABLE

An aged analysis of the accounts payable as at the balance sheet date, based on invoice date, is as follows:

	Group		Company	
	2004 Rmb'000	2003 Rmb'000	**2004 Rmb'000**	2003 Rmb'000
Within 1 year	**262,085**	318,116	**143,152**	202,554
1 to 2 years	**10,037**	44,844	**9,508**	10,498
2 to 3 years	**20,930**	2,218	**109**	365
Over 3 years	**4,161**	2,343	**686**	31
	297,213	367,521	**153,455**	213,448

25. OTHER PAYABLES AND ACCRUALS

		Group		Company	
	Notes	**2004** **Rmb'000**	2003 Rmb'000	**2004** **Rmb'000**	2003 Rmb'000
Accruals		**82,022**	82,640	**55,658**	54,144
Other liabilities		**198,014**	162,687	**97,065**	90,996
Amounts due to related parties	29	**12,151**	12,151	**12,151**	12,151
Amount due to the holding company	30	**2,599**	2,599	**–**	–
		294,786	260,077	**164,874**	157,291

26. INTEREST-BEARING BANK AND OTHER LOANS

	Group		Company	
	2004 **Rmb'000**	2003 Rmb'000	**2004** **Rmb'000**	2003 Rmb'000
Bank loans, unsecured	**570,000**	800,000	**300,000**	250,000
Other loans, unsecured	**873,462**	920,126	**–**	–
	1,443,462	1,720,126	**300,000**	250,000
Bank loans repayable:				
Within one year	**570,000**	800,000	**300,000**	250,000
Other loans repayable:				
Within one year	**217,892**	175,950	**–**	–
In the second year	**89,943**	88,567	**–**	–
In the third to fifth years, inclusive	**287,904**	276,644	**–**	–
Beyond five years	**277,723**	378,965	**–**	–
	873,462	920,126	**–**	–
	1,443,462	1,720,126	**300,000**	250,000
Portion classified as current liabilities	**(787,892)**	(975,950)	**(300,000)**	(250,000)
Long term portion	**655,570**	744,176	**–**	–

The bank loans are unsecured and bear interest at rates ranging from 4.54% to 5.31% per annum.

The other loans are unsecured and bear interest at rates ranging from 3.00% to 4.85% per annum.

27. LONG TERM BONDS

	Group		Company	
	2004 **Rmb'000**	2003 Rmb'000	**2004** **Rmb'000**	2003 Rmb'000
Long term bonds	**1,000,000**	1,000,000	**1,000,000**	1,000,000
	1,000,000	1,000,000	**1,000,000**	1,000,000

The bonds are unsecured, bear interest at a rate of 4.29% per annum and are repayable in 2013 upon maturity.

28. AMOUNTS DUE TO RELATED PARTIES

The amounts due to related parties are unsecured, interest-free and have no fixed terms of repayment.

29. AMOUNT DUE TO THE HOLDING COMPANY

The amount due to the holding company (i.e. the Communications Investment Group) is unsecured, interest-free and has no fixed terms of repayment.

30. DEFERRED TAX

The movement in deferred tax liabilities during the year is as follows:

Deferred tax assets:

	Non-deductible disposal of fixed assets Rmb'000
Group	
At January 1, 2004	–
Deferred tax charged to the income statement during the year	38,319
At December 31, 2004	38,319

30. DEFERRED TAX (Continued)

The movement in deferred tax liabilities during the year is as follows:

Deferred tax liabilities:

	Restatement of short term investments Rmb'000	Straight-line method tax depreciation Rmb'000	Total Rmb'000
Group			
At January 1, 2003	3,158	237,762	240,920
Deferred tax charged to the income statement during the year – note 8	5,241	79,542	84,783
At December 31, 2003	8,399	317,304	325,703
Deferred tax charged to the income statement during the year – note 8	(12,609)	71,483	58,874
At December 31, 2004	(4,210)	388,787	384,577

	Restatement of short term investments Rmb'000	Straight-line method tax depreciation Rmb'000	Total Rmb'000
Company			
At January 1, 2003	4,249	113,071	117,320
Deferred tax charged to the income statement during the year	3,005	33,878	36,883
At December 31, 2003	7,254	146,949	154,203
Deferred tax charged to the income statement during the year	(9,559)	32,699	23,140
At December 31, 2004	(2,305)	179,648	177,343

The Group and the Company have no significant potential deferred tax liabilities for which provision has not been made.

As at December 31, 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates and a jointly–controlled entity as the Group had no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

31. SHARE CAPITAL

	2004 Number of shares	2003 Number of shares	**2004 Rmb'000**	2003 Rmb'000
Registered, issued and fully paid:				
Domestic shares of Rmb1.00 each	**2,909,260,000**	2,909,260,000	**2,909,260**	2,909,260
H Shares of Rmb1.00 each	**1,433,854,500**	1,433,854,500	**1,433,855**	1,433,855
	4,343,114,500	4,343,114,500	**4,343,115**	4,343,115

The domestic shares are not currently listed on any stock exchange.

The H Shares have been listed on the Stock Exchange since May 15, 1997, and were admitted to the Official List on May 5, 2000. Dealings in the H Shares on the London Stock Exchange commenced on the same day.

On February 27, 2001, the trading of the H Shares of the Company commenced on the Berlin Stock Exchange following a secondary listing on the Unofficial Regulated Market of the exchange.

On February 14, 2002, the United States Securities and Exchange Commission, following the approval by the Board of Directors and the China Securities Regulatory Commission, declared the registration statement in respect of the ADSs evidenced by ADRs representing the deposited H Shares of the Company effective.

All the domestic shares and H Shares rank pari passu with each other as to dividends and voting rights.

32. RESERVES

	Share premium account Rmb'000	Goodwill reserve Rmb'000	Statutory surplus reserve Rmb'000	Public welfare fund Rmb'000	Retained profits Rmb'000	Total Rmb'000
Group						
At January 1, 2003	3,645,726	(352,860)	533,815	251,880	889,235	4,967,796
Interim dividend – note 12	–	–	–	–	(173,724)	(173,724)
Net profit for the year	–	–	–	–	1,008,792	1,008,792
Transfer to reserves	–	–	176,682	88,341	(265,023)	–
Proposed final dividend – note 12	–	–	–	–	(477,743)	(477,743)
At December 31, 2003 and beginning of year	3,645,726	(352,860)	710,497	340,221	981,537	5,325,121
Interim dividend – note 12	–	–	–	–	(173,724)	(173,724)
Net profit for the year	–	–	–	–	1,225,699	1,225,699
Transfer to reserves	–	–	182,454	91,227	(273,681)	–
Proposed final dividend – note 12	–	–	–	–	(651,467)	(651,467)
At December 31, 2004	3,645,726	(352,860)	892,951	431,448	1,108,364	5,725,629
Reserves retained by:						
Company and subsidiaries	3,645,082	(350,331)	879,608	424,776	1,067,415	5,666,550
Jointly-controlled entity	–	–	949	475	17,501	18,925
Associates	644	(2,529)	12,394	6,197	23,448	40,154
At December 31, 2004	3,645,726	(352,860)	892,951	431,448	1,108,364	5,725,629
Company and subsidiaries	3,645,082	(350,331)	699,425	334,685	958,970	5,287,831
Jointly-controlled entity	–	–	–	–	(697)	(697)
Associates	644	(2,529)	11,072	5,536	23,264	37,987
At December 31, 2003	3,645,726	(352,860)	710,497	340,221	981,537	5,325,121
Company						
At January 1, 2003	3,645,082	–	345,906	172,953	109,787	4,273,728
Interim dividend – note 12	–	–	–	–	(173,724)	(173,724)
Net profit for the year	–	–	–	–	855,995	855,995
Transfer to reserves	–	–	100,634	50,317	(150,951)	–
Proposed final dividend – note 12	–	–	–	–	(477,743)	(477,743)
At December 31, 2003 and beginning of year	3,645,082	–	446,540	223,270	163,364	4,478,256
Interim dividend – note 12	–	–	–	–	(173,724)	(173,724)
Net profit for the year	–	–	–	–	937,988	937,988
Transfer to reserves	–	–	121,117	60,558	(181,675)	–
Proposed final dividend – note 12	–	–	–	–	(651,467)	(651,467)
At December 31, 2004	3,645,082	–	567,657	283,828	94,486	4,591,053

32. RESERVES (Continued)

In accordance with the Company Law of the PRC and the companies' articles of association, the Company, its subsidiaries, its associates and its jointly–controlled entity (collectively, the "Entities") are required to allocate 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Entities. Subject to certain restrictions set out in the Company Law of the PRC and the respective articles of association of the Entities, part of the SSR may be converted to increase the Entities' share capital.

In accordance with the Company Law of the PRC, the Entities are required to transfer 5% to 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Entities. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as the properties of the Entities.

The Directors of the Company have proposed to transfer Rmb121,117,000 (2003: Rmb100,634,000) and Rmb60,558,000 (2003: Rmb50,317,000) to the SSR and the PWF, respectively. These represent 10% (2003: 10%) and 5% (2003: 5%), respectively, of the Company's profit after tax of Rmb1,211,170,000 (2003: Rmb1,006,342,000) determined in accordance with the PRC accounting standards and financial regulations.

According to the relevant regulations in the PRC, the amount of profit available for distribution is the lower of the amount determined under the PRC accounting standards and financial regulations and the amount determined under HK GAAP.

As at December 31, 2004, before the proposed final dividend, the Company had reserves of approximately Rm745,953,000 (2003: Rmb641,107,000) available for distribution by way of cash or in kind.

As at December 31, 2004, in accordance with the Company Law of the PRC, the amount of approximately Rmb3,638,000,000 (2003: Rmb3,640,000,000) standing to the credit of the Company's share premium account was available for distribution by way of capitalisation issues.

33. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Reconciliation of profit before tax to net cash inflow from operating activities:

	Notes	2004 Rmb'000	2003 Rmb'000
Profit before tax		**1,910,981**	1,593,189
Adjustments for:			
Share of profit of a jointly-controlled entity		**(25,467)**	(9,829)
Share of profits of associates		**(15,016)**	(17,394)
Depreciation	6	**323,661**	257,817
Amortisation of expressway operating rights	6	**8,700**	8,700
Amortisation of goodwill	6	**12,245**	12,221
Write-off of bad debts	6	**–**	537
Interest income	5	**(12,514)**	(12,593)
Interest expense	7	**103,457**	132,801
Unrealised loss on revaluation of short term listed investments	6	**1,213**	1,259
Exchange gains, net	5	**(220)**	(2,282)
Loss on disposal of fixed assets	6	**205,261**	20,768
Gain on disposal of long term investment		**–**	(933)
Increase in inventories		**(3,360)**	(1,034)
Increase in accounts receivable		**(4,798)**	(7,941)
(Increase)/decrease in other receivables		**(329,548)**	69,927
(Increase)/decrease in an amount due from an associate		**1,921**	(11)
Increase/(decrease) in accounts payable		**(82,401)**	25,763
Increase/(decrease) in other taxes payable		**(3,603)**	12,222
Increase in other liabilities		**35,547**	23,141
Increase in accruals		**8,165**	3,155
Increase in an amount due to a jointly-controlled entity		**2,364**	804
Interest paid		**(112,240)**	(113,939)
Profits tax paid		**(526,560)**	(326,004)
Net cash inflow from operating activities		**1,497,788**	1,670,344

34. COMMITMENTS

(a) Capital commitments

	Group		Company	
	2004	2003	**2004**	2003
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Contracted, but not provided for:				
– Construction of expressways	**2,078,001**	1,098,777	**1,436,024**	2,371
– Purchase of machinery	**–**	5,697	**–**	5,697
– Proposed investments in Shangsan Co	**485,000**	485,000	**485,000**	485,000
– Decoration of office	**2,693**	–	**2,693**	–
– Renovation of a service area	**1,371**	5,893	**–**	4,950
	2,567,065	1,595,367	**1,923,717**	498,018
Authorised, but not contracted for:				
– Purchase of machinery	**72,459**	70,500	**47,224**	60,000
– Construction of expressways	**1,592,196**	3,386,840	**669,942**	2,403,369
	4,231,720	5,052,707	**2,640,883**	2,961,387

(b) On November 26, 2004, the Company entered into an agreement with Jiaxing Jiashao Expressway Investment and Development Limited Company ("Jiaxing Jiashao") and Shaoxing Communication and Investment Limited ("Shaoxing Communication") to set up the joint-venture company, Zhejiang Jiashao Expressway Co., Ltd. (the "JV Co"), for the purpose of the development and operation of the Jiaxing-Shaoxing Expressway ("Jiashao Expressway"). The Company, Jiaxing Jiashao and Shaoxing Communication will hold 35%, 35% and 30% of the share capital of the JV Co, respectively. The total capital contribution of the JV Co of Rmb3,272,500,000 shall be contributed by the Company, Jiaxing Jiashao and Shaoxing Communication in accordance with their respective equity interests in the JV Co. Accordingly, the Company shall contribute in cash Rmb1,145,375,000. The project is still in a preliminary stage and has not been approved by the relevant PRC government authorities.

35. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2004	2003	**2004**	2003
	Rmb'000	Rmb'000	**Rmb'000**	Rmb'000
Guarantees provided to banks in connection with facilities granted to:				
– A subsidiary	**–**	–	**220,000**	550,000
– A jointly-controlled entity	**–**	30,000	**–**	30,000
	–	30,000	**220,000**	580,000

36. OPERATING LEASE ARRANGEMENTS

The Group and the Company lease their oil stations and cables under operating lease arrangements, with leases negotiated for terms ranging from five to twenty five years.

As at December 31, 2004, the Group and the Company had total future minimum lease rental receivables under non-cancelable operating leases falling due as follows:

	Group		Company	
	2004 Rmb'000	2003 Rmb'000	**2004 Rmb'000**	2003 Rmb'000
Within one year	**8,912**	8,833	**1,312**	1,233
In the second to fifth years, inclusive	**13,764**	18,419	**6,114**	5,769
Beyond five years	**30,162**	31,819	**30,162**	31,819
	52,838	59,071	**37,588**	38,821

37. DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND HK GAAP

	Net profit before minority interests		Net assets as at December 31,	
	2004 Rmb'000	2003 Rmb'000	**2004 Rmb'000**	2003 Rmb'000
As reported in the statutory financial statements of the Group prepared in accordance with PRC GAAP	**1,329,577**	1,103,632	**10,977,094**	10,436,426
HK GAAP adjustments:				
(a) Goodwill	**33,726**	33,722	**(111,841)**	(145,568)
(b) Depreciation provided, net of deferred tax	**(28,527)**	(43,907)	**(199,888)**	(175,143)
(c) Deferred tax assets on disposal of fixed assets	**38,319**	–	**38,319**	–
(d) Difference in the share premium account during establishment	**–**	–	**11,923**	11,923
(e) Profits tax refundable	**–**	–	**(3,686)**	(3,686)
(f) Restatement of short term investments in securities at market value, net of deferred tax	**(14,971)**	458	**4,110**	18,772
(g) General provision on accounts receivable and other debts	**(145)**	561	**1,607**	310
(h) Impairment loss, net of deferred tax	**–**	(556)	**–**	–
(i) Provision for impairment of an unlisted equity investment	**–**	1,351	**–**	689
(j) Others	**(1,522)**	762	**2,573**	2,256
As restated in the financial statements	**1,356,457**	1,096,023	**10,720,211**	10,145,979

38. RELATED PARTY TRANSACTIONS

The following is a summary of the significant related party transactions carried out in the ordinary course of business between the Company, its subsidiaries and certain government bodies in the year:

a) On August 16, 2004, the board of directors resolved that the Company entered into two guarantees to be dated August 18, 2004 in favour of two independent financial institutions in the PRC, namely, Industrial and Commercial Bank of China (Zhejiang Province Branch) and Shanghai Pudong Development Bank, in respect of loan facilities with a principal amount of Rmb280,000,000 and Rmb80,000,000, respectively, granted to Shangsan Co under the respective Facility Agreements.

   The purpose of the facilities under the Facility Agreements is to re-finance the existing bank term loans of Shangsan Co of Rmb360,000,000 (approximately HK$339,623,000) in total and with similar interest rates and maturity periods of the new facilities under the Facility Agreements.

   The loans under the Facility Agreements are unsecured and the interest rates will be subject to the rates applicable to loans with maturity periods within one year as announced by the Bank of China from time to time. Each guarantee shall take effect until the expiration of two years from the repayment date of each loan to be drawn down under the respective Facility Agreement. No consideration is receivable by the Company for the provision of the financial assistance under each guarantee.

   Shangsan Co is a connected person of the Company as Huajian Translation Economic Development Centre, a substantial shareholder of the Company, owns more than 10% equity interest in Shangsan Co, which is also owned as to 73.625% by the Company.

   As at December 31, 2004, the amount of the above loan facilities utilised by Shangsan Co was Rmb220,000,000.

b) On October 25, 2004, the Company entered into a loan agreement with Zhejiang Jinji Property Co., Ltd. ("Jinji Co"), a subsidiary of Zhejiang Communications Investment Group Co., Ltd. ("Communication Group"), through Bank of Communications (the "Bank"), whereby the Company agreed to provide Jinji Co a loan through the Bank with a principal amount of Rmb260,000,000 at an annual interest rate of 6.31% and with a term of one year.

   The loan is being provided to Jinji Co for use as general working capital. Jinji Co is a connected person of the Company as it is a 90% subsidiary of Communications Group, which in turn is a substantial shareholder of the Company, holding approximately 56% of the shares in the Company.

   Communication Group has provided a guarantee in favour of the Company and the Bank in respect of the obligations of Jinji Co in the loan agreement.

38. RELATED PARTY TRANSACTIONS (Continued)

c) In 2004, the Group entered into several rental agreements with Zhejiang Expressway Petroleum Development Co., Ltd. ("Petroleum Co"), an associate of the Company. Pursuant to the aforementioned agreements, the Group leased five oil stations to Petroleum Co. In 2004, the Group recorded a total rental income of Rmb8,900,000 from Petroleum Co (2003: Rmb7,496,000). The rental income was based on negotiations between the Group and Petroleum Co.

39. POST BALANCE SHEET EVENTS

Zhejiang Jiashao Expressway Co., Ltd., as mentioned in Note 34 (b) above, was subsequently established on February 4, 2005.

40. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the Board of Directors on March 29, 2004.

Corporate Information

EXECUTIVE DIRECTORS
Geng Xiaoping
Fang Yunti
Zhang Jingzhong
Xuan Daoguang

NON-EXECUTIVE DIRECTORS
Zhang Luyun
Zhang Yang

INDEPENDENT NON-EXECUTIVE DIRECTORS
Tung Chee Chen
Zhang Junsheng
Zhang Liping

SUPERVISORS
Ma Kehua
Fang Zhexing
Sun Xiaoxia
Zheng Qihua
Jiang Shaozhong

COMPANY SECRETARY
Zhang Jingzhong

AUTHORISED REPRESENTATIVES
Geng Xiaoping
Zhang Jingzhong

STATUTORY ADDRESS
19/F, Zhejiang World Trade Centre
122 Shuguang Road
Hangzhou City, Zhejiang Province
PRC 310007
Tel: 86-571-8798 5588
Fax: 86-571-8798 5599

REPRESENTATIVE OFFICE IN HONG KONG
Suite 2910
29/F, Bank of America Tower
12 Harcourt Road
Hong Kong
Tel: 852-2537 4295
Fax: 852-2537 4293

LEGAL ADVISERS
As to Hong Kong law:
Herbert Smith
23rd Floor, Gloucester Tower
11 Pedder Street, Central
Hong Kong

As to English and US law:
Herbert Smith
Exchange House
Primrose Street
London EC2A 2HS
United Kingdom

As to PRC law:
T & C Law Firm
11/F, Block A
Dragon Century Square
1 Hangda Road
Hangzhou, Zhejiang
PRC 310007

AUDITORS AND REPORTING ACCOUNTANTS
Ernst & Young
Certified Public Accountants
15th Floor
Hutchison House
10 Harcourt Road, Central
Hong Kong

CORPORATE BROKER IN THE UNITED KINGDOM & FINANCIAL ADVISOR
Cazenove Asia Limited
5001 One Exchange Square
8 Connanght Place
Central
Hong Kong
Tel: 852-2526 4211
Fax: 852-2530 9492

INVESTOR RELATIONS CONSULTANT
Rikes Communications Limited
Room 1312, Wing On Centre
111 Connaught Road Central
Hong Kong
Tel: 852-2520 2201
Fax: 852-2520 2241

PRINCIPAL BANKERS
Industrial and Commercial Bank of China, Zhejiang Branch
China Construction Bank, Zhejiang Branch
Shanghai Pudong Development Bank, Hangzhou Branch

H SHARE REGISTRAR AND TRANSFER OFFICE
Hong Kong Registrars Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

H SHARES LISTING INFORMATION
The Stock Exchange of Hong Kong Limited
Code: 0576

London Stock Exchange plc
Code: ZHEH

ADRS INFORMATION
US Exchange: OTC
Symbol: ZHEXY
CUSIP: 98951A100
ADR: H Shares 1:30

Location Map of Expressways Operated by the Group


JIANGSU PROVINCE
Suzhou
Shanghai
SHANGHAI MUNICIPALITY
ANHUI PROVINCE
ShenJiaHuHang Exp.
ZaJiaSu Exp.
ShenSuZheWan Exp.
Huzhou
Jiaxing
HangNing Exp.
Shanghai-Hangzhou Expressway
Shida Road
Hangzhou Ring Road
Hangzhou
HangPu Exp.
JiaShao Exp.
HangHui Exp.
Zhoushan
Shaoxing
Shangyu
Ningbo
HangXinJing Exp.
Ningbo Ring Road
HangQian Exp.
Hangzhou-Ningbo Expressway
Shangsan Expressway
HangJinQu Exp.
YongJin Exp.
Yiwu
HuangQuNan Exp.
Sanmen
ZHEJIANG PROVINCE
Jinhua
YongTaiWen Exp.
Quzhou
LongLiWen Exp.
JinLiWen Exp.
JIANGXI PROVINCE
TaiJin Exp.
Taizhou
Lishui
Wenzhou
LiLongQing Exp.
LEGEND
PROVINCIAL CAPITAL
MUNICIPAL CAPITAL
OTHER CITIES/TOWNS
AIRPORT
RIVER
SERVICE AREA
EXPRESSWAY UNDER CONSTRUCTION
EXPRESSWAY OPERATED BY THE GROUP
EXPRESSWAY OPERATED BY OTHERS
NATIONAL ROUTE
RAILWAY
PROVINCIAL BOUNDARY
THIS IS AN UNOFFICIAL MAP
FUJIAN PROVINCE
ZHEJIANG EXPRESSWAY CO.,LTD